UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A


13001273


SEC MAIL PROCESSING
RECEIVED
APR - 1 2013
WASH, D.C.
193
SECTION

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Oriel Capital Partners, LLC
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

6300 Powers Ferry Rd., Suite 600-264, Atlanta, GA 30339-2919, Ph: (770) 696-2175
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

6500	80-0715994
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I—NOTIFICATION

ITEM 1. Significant Parties

(a) Issuer's Directors;

Name	Business Address	Residential Address
Prashant Gautam	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	2973 Nestle Creek Dr. Marietta, GA. 30062
Ronald Tealer	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	1416 Akers Ridge Drive SE Atlanta, GA 30339

(b) Issuer's Officers;

Name	Business Address	Residential Address
Prashant Gautam	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	2973 Nestle Creek Dr. Marietta, GA. 30062
Ronald Tealer	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	1416 Akers Ridge Drive SE Atlanta, GA 30339

(c) Issuer's General Partners; N/A

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Prashant Gautam	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	2973 Nestle Creek Dr. Marietta, GA. 30062
Ronald Tealer	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	1416 Akers Ridge Drive SE Atlanta, GA 30339

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Prashant Gautam	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	2973 Nestle Creek Dr. Marietta, GA. 30062
Ronald Tealer	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	1416 Akers Ridge Drive SE Atlanta, GA 30339

(f) Promoters of the issuer;

Name	Business Address	Residential Address
Prashant Gautam	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	2973 Nestle Creek Dr. Marietta, GA. 30062
Ronald Tealer	6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919	1416 Akers Ridge Drive SE Atlanta, GA 30339

(g) Affiliates of the issuer; ***None***

(h) Counsel to the issuer with respect to the proposed offering; ***None***

(i) Each underwriter with respect to the proposed offering; ***None***

(j) The underwriter's directors; ***None***

(k) The underwriter's officers; ***N/A***

(l) The underwriter's general partners; ***N/A***

(m) Counsel to the underwriter; ***N/A***

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

As of the date of this statement, no securities will be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Georgia.. The methods by which the securities will be offered will include: direct mail, local newspaper and magazines, websites, email and phone.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: the name of such issuer;

(1) the name of the issuer; ***Oriel Capital Partners, LLC***

(2) the title and amount of securities issued; ***LLC Membership Interests, 100% Interest***

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; ***$10,087.50 in exchange for 50% Membership Interest by Ronald John Tealer, $10,087.50 in exchange for 50% Membership Interest by Prashant Gautam***

(4) the names and identities of the persons to whom the securities were issued. ***Ronald Tealer, Prashant Gautam***

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). ***N/A***

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. ***In connection with the issuance of membership interests to Mr. Gautam and Mr. Tealer, we relied upon the exemption from the registration requirements pursuant to the provisions of Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. By virtue of Mr. Gautam's and Mr. Tealer's relationships with us, each had access to all relevant information relating to our business and represented that they each had the required investment intent. In addition, the securities issued bore an appropriate restrictive legend.***

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. ***None***

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; ***None***

(2) To stabilize the market for any of the securities to be offered; ***None***

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. ***None***

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. ***None***

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement (the "Offering Statement") as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. ***None***

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. ***None***

PART II – OFFERING STATEMENT

March 27, 2013
Item 1. Cover Page


ORIEL
CAPITAL PARTNERS

$5,000,000

Oriel Capital Partners, LLC

Unsecured Notes

with Maturities of 24 Months or More from Date of Issue

Oriel Capital Partners, LLC ("ORIEL CAPITAL" or the "Company"), a Georgia Limited Liability Company, is offering, on a "best-efforts" basis up to $5,000,000 in principal amount (the "Offering") of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of Oriel Capital Partners, LLC, a Georgia Limited Liability Company (the Company). The Offering will begin as soon as practicable following qualification of the Offering Statement and shall continue for a period of two (2) years, unless further extended by the Officers of Issuer. The Company's principal executive offices are located at 6300 Powers Ferry Rd., Suite 600-264, Atlanta, GA 30339-2919.

Some of our material risk factors include:

- We were recently organized and have limited operating history.
- We currently own no properties and there may be a delay before we can generate sufficient revenue to pay interest on the Notes.
- If we cannot generate sufficient revenue and cease operations, you may lose your entire investment.
- We are highly dependent on our officers and directors.
- Investment in real estate is speculative and we will be highly dependent on the performance of the real estate market.

The Notes are non-negotiable and will be issued in the minimum amount of $5,000 and in any amount greater than $5,000. The Notes will be offered in maturities of 24 to 72 months from the date of issue, with a fixed interest rate depending on the term as described in the table below. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption.

Note Terms			
Maturity.............................	**2 years**	**4 years**	**6 years**
Min. Investment..................	$5,000	$7,500	$10,000
Interest Rate (APR) (Interest Paid Monthly).......	4.135%	5.25%	6.325%
Interest Rate (APR) (Interest Paid Quarterly)....	4.525%	5.765%	6.625%

The Company will typically issue Notes on the same or next day, after deposit by the Company of the subscriber's payment check or receipt of a wire transfer and the check or wire transfer is collected by the Company's bank. See "Securities Being Offered" p. 22. Such rates are paid on all Notes issued between the start of business on that Monday and the close of business on the last Friday of that month. Interest is calculated and accrues daily.

The Company is offering the Notes directly to investors through its own employees on an ongoing and continuous basis. The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 12.

SINCE WE HAVE NO OPERATING HISTORY, NO PROPERTIES, NO SIGNIFICANT ASSETS AND NO CURRENT SOURCES OF FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR PLAN OF OPERATION AND MAY NOT BE ABLE TO MEET THE INTEREST PAYMENT REQUIREMENTS UNDER THE NOTES.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer
Per Note	$5,000 or greater	0%	$5,000 or greater
Total	$5,000,000	$0	$5,000,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$0	$5,000,000

Offering expenses to be borne by the Company are estimated at approximately $15,000.

There will be no public market for the Notes. The Notes will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is March 27, 2013

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Notes are being offered only in the state of Georgia and not in any jurisdiction where the offer is not permitted.

THE COMPANY

1. Exact corporate name: Oriel Capital Partners LLC
State and date of incorporation: 04/21/2011
Street address of principal office: 6300 Powers Ferry Rd. Suite 600-264 Atlanta, GA 30339-2919
Company Telephone Number: (770) 696-2175
Calendar year: December 31 (month) (day)
Person(s) to contact at Company with respect to offering: Ron Tealer
Telephone Number (if different from above): (770) 696-2175

Item 3. Risk Factors

Any investment in the Notes offered hereby involves a significant degree of risk and is suitable only for investors who have no need for liquidity in their investments. You should carefully consider the risks described below and the other information in this Offering Statement before investing in our Notes.

General Risks

Forward-Looking Statements

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including those listed below.

No Public Market for the Notes

Prior to this Offering, there has been no trading market for the Notes, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market.

Absence of Insurance and Regulation

The Notes are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject.

Factors Affecting the Company's Ability To Repay Notes

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Notes. In addition, the Company may have to sell or refinance properties it owns to repay principal at maturity of certain Notes. If the Company is required to sell or refinance properties it owns to repay principal at maturity, this may reduce the Company's income because of reduced rents or increased expenses in the form of finance costs, which may affect the Company's ability to pay interest on the Notes of all remaining Note holders. There can be no assurance that the Company will be able to pay the ongoing interest on the Notes and to repay the face amount of the Notes at their maturity. The Company's ability to do so will depend on the availability of sufficient funds, including the Company's ability to sell or refinance properties it owns. If the Company does not have the funds to repay the holder of a Note, then such holder could lose all or a substantial portion of such holder's investment in the Notes.

Investment Delays

As of the date of this Offering Statement, our Officers have not identified definitively the first real estate property we will invest in with the proceeds of this Offering. There may be a delay between the time Notes are sold and the time the proceeds of this Offering are invested. Nonetheless; regardless of the delay, each Investor's Note will begin to accrue interest no later than 15 days from the date of their Note.

No Current Properties

The Company does not currently own any properties and may not raise enough funds in the offering to purchase properties; thus investors could lose their investment.

Sinking Fund

Because 10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes (the "Sinking Fund"), this will reduce the amount of cash available to the Company for investment and could adversely affect the Company's ability to pay interest on the Notes in the short and long-term.

No Sinking Fund for Redemption at Maturity

Because there will be no sinking fund established for the redemption of Notes at maturity, the Company may not have adequate cash from operations to redeem Notes as they mature.

Diversification Limited to Proceeds from Offering

Our diversification will be limited by the number of Notes sold and by future income from operations. Thus, most or even all of our available funds may be invested in a limited number of specific income producing real estate properties.

No Operating History

Since we have no operating history, no significant assets and no current sources of financing, you may not have sufficient information to determine whether we will be able to implement our plan of operation. We were organized a Georgia limited liability company on April 21, 2011. As such, as of the date of this Offering Statement, no operating history and no current sources of financing.

No Security or Indenture

The Notes are unsecured obligations of the Company. In addition, the Notes are not subject to an indenture agreement and subsequently, the interests of potential investors will not be protected by an independent trustee.

Risks of Investing in Small Capitalization and Early Stage Companies

We are an early state company with nominal capitalization. As such, we will be dependent proceeds raised from this Offering to carry out our business plan and fund our operations. If we are not successful in raising proceeds from this Offering, we will not be able to carry out our business plan and our business will likely fail.

Limited Financial Statements

Because the Company is newly formed, the Company is able to provide only limited financial statements.

Accordingly, prospective Investors will be required to make their investment decision based on this limited financial information regarding the Company.

No Reliance on Prior Performance of Officers

The past performance of our Officers cannot be relied upon as an indicator of future performance. In fact, the officers of the company do not have any prior experience in operating a business similar to the company's business.

Substantial Leverage

The substantial indebtedness of the Company could adversely affect its financial position and prevent it from fulfilling its obligations under the Notes. After this Offering, the Company will have a significant amount of indebtedness. The Company's substantial indebtedness could have important consequences to any investor in the Notes. For example, it could:

- limit the Company's ability to borrow additional funds or obtain additional financing in the future;
- limit the Company's ability to pursue acquisition opportunities;
- limit the Company's flexibility to plan for and react to changes in its business and industry; and
- impair the Company's ability to withstand a general downturn in its business and place it at a disadvantage compared to its competitors that are less leveraged.

In addition, the Company's high level of debt requires it to dedicate a substantial portion of its cash flow to pay principal and interest on its debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

Financial Failure Hinders Payment on Notes

An investment in the Notes, as in any type of security, involves insolvency and bankruptcy considerations that investors should carefully consider. If the Company becomes a debtor subject to insolvency proceedings under the bankruptcy code, it is likely to result in delays in the payment of the Notes and may delay enforcement remedies under the Notes. Provisions under the bankruptcy code or general principal of equity that could result in the impairment of an investor's rights include the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, substantive consolidation, limitations of the ability to collect unmatured interest or attorneys' fees and forced restructuring of the Notes.

Recharacterization of Notes; Insolvency of the Company

Under any applicable law, the Notes have the risk of being recharacterized as equity interests in the Company, and the Investors thus being treated as owners of equity interests in the Company. In which case, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency.

Conflicts of Interest

The Company's sole officers and directors, Prashant Gautam and Ronald Tealer, are the sole principals (the "Principals") of the Company and, as such, they may have a conflict of interest between their responsibility to manage the investments of the Company for the benefit of the Investors and providing themselves with a return on their investment in the Company.

Principals Not Obligated to Dedicate Particular Amount of Time to Company

The Principals will be free to manage and advise accounts other than the Company's account, and may establish, operate, or provide services to, investment vehicles similar to the Company. While the Principals will provide the Company with such time, care and attention as they reasonably believe is necessary for the successful operation of the Company, the Principals will be under no obligation to spend any particular amount of time, care or attention on the business or operations of the Company.

The Principals are active in other business endeavors. Accordingly, they will not devote their full attention to the operations of the Company, but will give such time as is reasonably necessary for the management of the affairs of the Company. The Principals and any officers, managers, members, and employees of such persons may engage in transactions or investments, or cause or advise other customers to engage in transactions which may differ from, or be identical to, the transactions engaged in by the Company.

Principals not Obligated to Engage in Transactions for the Account of the Company which it Engages for Account of Other Companies

The Principals shall not have any obligation to engage in any transaction for the account of the Company or to recommend any transaction to the Company which the Principals, their affiliates or any of the officers, managers, members or employees of such persons may engage in for their own accounts or the account of any other customer, except as otherwise required by applicable law. Furthermore, the Principals may determine that certain investments made for their other customers or accounts are inappropriate for the Company.

Capitalization

The Principals will make a nominal equity investment in the Company. Should the Company default on any of the payments due under the Notes; the Company will possess minimal equity capital and minimal assets in excess of the Investors' investments. Furthermore, if the Notes are recharacterized as equity interests in the Company by judicial determination or other governmental determination, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency. With nominal capitalization, any liquidating distribution will be inadequate to return the Investors' principal of their investments.

Dependence on Officers

The Company is substantially dependent on the services of our Officers. In the event of the death, disability, departure or insolvency of one of our Officers, the business of the Company and some of its investments may be adversely affected. The Officers devote such time and effort, as they deem necessary for the management and administration of the Company's business. However, they will continue to engage in various other business activities in addition to managing the Company and some of its investments and, consequently, will not devote their complete time to the Company's business. Since the Officers will make all investment and management decisions, you should only purchase our Notes if you are comfortable entrusting them to make all decisions regarding the investments that will be acquired with the proceeds of this Offering. Except as otherwise set forth in our Operating Agreement, our Officers will have the sole right to make all decisions with respect to our business operations. Investors will not have an opportunity to evaluate the specific investments that will be acquired with the proceeds of this Offering or with future operating income. You should not purchase Notes unless you are willing to entrust all aspects of our management to our Officers.

Investment Company Act of 1940 and Applicable State Investment Advisers Acts

The Company intends to avoid becoming subject to the Federal Investment Company Act of 1940, as amended and similar state laws governing investment advisers. However, it cannot assure Investors that under certain conditions, changing circumstances or changes in the law, it may not become subject to the Investment Company Act of 1940 or applicable state laws in the future. Becoming subject to that Act and such state laws could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration and operation under the Act or applicable state laws.

Officers Indemnified

Our Officers will be indemnified by the Company for their good faith actions. Under the Company's operating agreement, our Officers are not liable to the Company for any act or omission that they determine, in good faith, is in the best interest of the Company, except for acts of negligence or misconduct. Under certain circumstances our Officers will be entitled to indemnification from the Company for certain losses.

No Attorney or Accountant Representation

We are not providing Investors with representation by attorneys or accountants. The Company, its Investors and the Officers are not represented by separate counsel. The legal counsel and accountants for the Company have not been retained, and will not be available, to provide legal counsel or tax advice to Investors. Therefore, prospective Investors should retain their own legal and tax advisors.

Tax Consequences

There are risks associated with the tax aspects of an investment in the Company that are complex and will not be the same for all prospective investors. Each prospective investor is advised to consult its own tax advisors before investing in the Company.

The Officers believe that the Company's debt should be classified as a bond purchase, and to that end the Officers fully expect that the interest payments will be considered ordinary income and subject to the progressive tax system and tax rate that applies to the Investor.

Potential investors should also be aware that the Company is not a so-called "tax shelter" investment intended to generate net losses that could be used to offset income from other sources. It is, therefore, expected that the cash distributions to investors generated from the Company's activities will not be classified by the IRS as "passive" income, notwithstanding the general rule that income derived by an Investor is passive in nature. As a result, it is expected that an Investor will not be able to use passive losses from other sources to offset Company interest payments.

Federal and state tax laws are changing continuously as a result of new legislation, new regulations, and new administrative and judicial pronouncements. These changes may affect the Company and its Investors. All tax matters affecting the Company and, through it, its Investors, are and will be subject to such change. Potential Investors should discuss the particular tax implications for them of any investment in the Company with their tax advisors. See "Federal Income Taxation."

Early Prepayment of Notes

The Company reserves the right to make early repayment to any and all Investors before the maturity date set forth in the Notes without any additional payment or fee to the Investor. This means the Company has the right to hold the Investor's money until the end of the maturity date set forth on the Notes or to make early repayment at its discretion without any penalty.

Arbitrary Value of Debt Securities

The interest rates associated with each promissory note is arbitrarily assigned by the Company. It is not influenced by appraisals, licensed broker advice, legal counsel, and/or any other form of qualified evaluation.

Risks Related to Real Estate Investments

General Risks

The Company's real estate investment activities are subject to the risks generally incident to the owning of real property, including risks related to cost overruns, changes in interest rates, changes in the investment climate for real estate, changes in local market conditions, availability of mortgage funds for financing, changes in real estate tax rates, other operating expenses, governmental rules and other factors beyond the control of the Officers. The properties are subject to the risk of the inability to lease and/or sell properties, which could result from adverse changes in local real estate markets or other factors.

Downturns

Real estate investments are subject to the risks of general downturns in the industry as well as downturns in specific geographic areas. We cannot predict that a particular tenant will remain solvent or what the occupancy level will be in particular units. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

Decreased Income and Increased Expenses

The Company may be unable to attract and retain tenants for its rental properties, which means that rental income would decline. If tenants don't pay rent or if the Company is forced to terminate a lease for nonpayment, this could affect our cash flow. Furthermore, any disputes with tenants could also involve costly litigation. Our profitability could also be affected if operating costs, such as property taxes, utilities, maintenance and insurance costs go up in relation to gross rental income, or the property needs unanticipated repairs and renovations. Reduced cash flow could affect our ability to pay interest on the Notes.

Uninsured Losses

The Officers will arrange for title, fire and casualty insurance on properties the Company acquires. The Officers may also, but are not required to, arrange for earthquake insurance. However, there are certain types of losses (generally of a catastrophic nature), which are either uninsurable or not economically insurable, such as losses due to war, floods, mudslides or other acts of God. Should any such disaster occur, or if casualty insurance is allowed to lapse through oversight, the Company could suffer a loss of principal and interest on the loan secured by the uninsured property. Furthermore, other losses could occur which may result in the denial of insurance coverage or inadequate inaccurate coverage or other unforeseen circumstances and may also lead to loss of principal and interest or damages on a loan investment.

Liability Risks of Ownership of Real Property

The Company may be exposed to the risks of liability incident to real property ownership. Owners of real property may be subject to liability for injury to persons and property occurring on the real property or in connection with the activity conducted thereon, and liability for non-compliance with governmental regulations.

Environmental Hazards

If the properties that we invest in contain, or become contaminated with, toxic or hazardous substances, the value and the marketability of these properties will decrease, our investment will decrease, or in the case of a mortgage loan, the ability of our borrowers to repay our loans will likely decrease and our profitability may decrease.

The properties in which we invest may contain, or may become contaminated with, toxic or hazardous substances. While our Officers will make reasonable investigations into whether the properties contain toxic or hazardous substances, these investigations will not guarantee that a property is free of toxic or hazardous substances, nor can they ensure that a property will not become contaminated with toxic or hazardous substances subsequent to our investment. In the event that a property in which we is found to be contaminated, it could adversely impair the value of the property and our investment.

If we fail to remove or clean up contaminated property, it is possible that federal, state or local environmental agencies could perform the removal or cleanup, then impose liens upon, and subsequently foreclose on, the property to pay for the costs of such removal or cleanup. These factors can significantly decrease the value of the property. Furthermore, the mere existence of hazardous substances on such real property may depress the market value of such real property.

Government Regulation

Government regulation, including zoning laws, property taxes, fiscal, environmental, capital gains or 1031 exchange treatments, or other government policies, could adversely affect the Company and our cash flow. For example, regulations could raise the cost of owning and maintaining the Company, which could affect our cash flow and our ability to pay interest on the Notes.

THE FOREGOING LIST OF RISK FACTORS AND POTENTIAL CONFLICTS OF INTEREST REPRESENT ALL MATERIAL RISK FACTORS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS SHOULD READ THIS OFFERING STATEMENT IN ITS ENTIRETY BEFORE DECIDING TO INVEST IN THE COMPANY.

Item 4. Plan of Distribution

The Notes will only be offered in the state of Georgia. The Company will sell the Notes directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. Initially, the Notes will be sold by our sole Officers and Directors Ronald Tealer and Prashant Gautam accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they comply with certain specified limitations when responding to inquiries from, potential purchasers. The Notes will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Notes to be offered are not sold.

Item 5. Use of Proceeds

If the maximum dollar amount of Notes is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

	Amount	Percentage
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	0	0.00%
Printing & Advertising	0	0.00%
Net Proceeds from Offering	$5,000,000	0.00%
Use of Net Proceeds		
Real Estate Investments*	$4,220,000	84.60%
Sinking Fund for Payment of Interest	$500,000	10%
First Year operating expenses**	$250,000	5%
Advertising	$15,000	.30%
Purchase of Office Equipment and Furniture	$5,000	.10%
Total Use of Net Proceeds	$5,000,000	100.00%

*Real Estate Investments – Although the Company will consider properties at every price level; it will cap renovation expenses on any particular property at 5% of the purchase price of that property.

**Operating expenses may include but not be limited to: office lease, utilities, property taxes, wages for support staff and insurance. Salaries to the Officers and Directors will only be paid if it's economically feasible. See Item 9 : Remuneration of Directors and Officers.

The Company is paying directly for the costs of the Offering; no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Notes.

Capitalization

The following table sets forth the capitalization of the Company as of the date of this Offering Statement and the capitalization of the Company upon completion of the Offering, assuming that the full dollar amount of Notes offered hereby are sold:

	Amount Outstanding as of 03/31/2012	Amount Outstanding if All Notes Are Sold
Debt		
Short-term debt	$0.00	$0.00
Long-term debt	$0.00	$5,000,00.00
Accounts payable	$0.00	$0.00
Demand note payable	$0.00	$0.00
Total debt	$0.00	$5,000,000.00
Equity		
Stockholders equity:		
Common stock	$20,175.00	$20,175.00
Retained earnings	$0.00	$0.00
Total stockholders equity	$20,175.00	$20,175.00
Total capitalization	$20,175.00	$5,020,175.00

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company was formed to engage in the business of investing in real estate, with initial focus on income-producing multifamily residential real estate in the state of Georgia, primarily in the Atlanta metropolitan area. In the future, in addition to multifamily residential real estate, the Company may also consider investing in other types of real estate including: single family and commercial real estate. The Company seeks to maintain a diversified real estate portfolio. The Company aims to acquire substantially undervalued properties for rehabilitation and long-term hold. Our Officer, Ron Tealer, has experience identifying, evaluating, and acquiring distressed properties for acquisition, renovation and long-term hold. The Company intends to rely on both Officers' education, training, and Mr. Tealer's experience in order to find such properties.

In the next 12 months, the Company will acquire properties as funds from this Offering readily become available. As the Company awaits for funds to be raised pursuant to this Offering, it will identify and evaluate potential properties for acquisition. Proceeds from the offering will satisfy cash requirements for the next 12 months since Company's business does not require high overhead expenses.

The Company may do everything necessary and suitable for the accomplishment of the primary purpose or any other purpose, which our Company may accomplish, which shall, at any time, appear conducive to, or expedient for, the protection or benefit of the Company.

Investment Criteria

The Company will consider acquiring a variety of conventional multifamily assets, including mid-rise, high-rise and garden-style properties. The Company may also consider acquiring student housing and age-restricted properties (typically requiring residents to be 55 or older). We may consider multifamily properties at all stages of development and ownership, including established communities that are already well positioned and producing rental income as well as more speculative properties in various phases of development, redevelopment or lease up or in need of repositioning.

In making investment decisions, we will take into consideration various relevant real estate property and financial criteria such as the following:

- geographic location and type;
- construction quality and condition;
- potential for capital appreciation;
- potential for rent increases;
- interest rate environment;
- potential for economic growth in the area;
- potential for property expansion;
- occupancy rates and demand for similar properties;
- prospects for liquidity through sale, financing or refinancing of the property;
- competition from existing or future properties; and
- treatment under applicable international, federal, state and local tax and other laws and regulations.

Strategy

The Company may incorporate a variety of strategies for identifying ideal properties for investment, including, but not limited to, finding properties through the Internet, trade publications, real estate brokers, and proprietary search methods used by our Officers. The Company will incorporate a proprietary business acquisition model developed by our Officers to identify undervalued properties and properties in order to capitalize on such opportunities. The Company will consider acquiring properties at every price level. In addition to our own search methods for identifying under-valued properties, we may partner with third party companies through strategic joint ventures to tap the expertise of those companies in identifying and acquiring under-valued properties with significant potential for appreciation. These third party companies will generally be companies in the business of real estate investing for themselves who don't have the financial capacity to acquire all the properties it has identified as ideal for acquiring.

The Company will subject prospective portfolio properties to rigorous research and financial model comparisons in order to facilitate smart investment decisions. We will gather city zoning/development plan, building permit, mortgage status and other critical information needed to capitalize on desirable portfolio properties.

As part of its value-add/ repositioning strategy, the Company may renovate properties through exterior and/ or interior capital improvements in order to increase rents, decrease expenses, and achieve economies of scale that will maximize Net Operating Income (NOI). By achieving economies, the Company refers to spreading improvement-related expenses across multiple properties in order to reduce average property improvement-related expenses, in turn will improve the Company's NOI. Up to 5% of the purchase price of a property may be allotted fro renovations. The Company may perform these improvements themselves or hire third-party licensed contractors to perform such improvements. The Company will establish relationships with third-party contractors through a bidding process for each project. In considering renovations for properties it acquires, the Company may reference the National Apartment Associations top ten list of renovations that maximize return on investment for multi-unit properties and the Apartment Renovation Index Survey outlining in-unit and property-wide upgrades that have the greatest impact on pushing rents higher as follows:

Apartment Renovation Index Survey (in order from greatest to least impact)	
Property-Wide Renovations	**Unit Upgrades**

1. Pool/Clubhouse	1. Kitchen
2. Fitness Center	2. Bath
3. Landscape	3. Appliances
4. Paint	4. Paint
5. Leasing Center	5. Flooring
6. Business Center	6. Lighting
7. Lobby/Front Desk	7. Larger Closets
8. Flooring	8. Energy-Efficient Windows
9. Lighting/Fixtures	9. Programmable Thermostat
10. Parking Log/Garage	10. Cable/ Utilities/ Internet

*The above chart is referenced below.[1]

Market Conditions and Market Opportunity

Past Five Years

During the past five years, apartment rental industry revenue grew at an average annual rate of 0.9%, driven by strong growth that occurred prior to the subprime mortgage crisis. From 2005 to 2007, industry revenue increased at an average annual rate of 4.4% to $110.8 billion as demand for rentals increased with the corresponding fall in homeownership rates, which fell from a peak of 69.2% in 2005 to 68.1% in 2007. In addition to increased demand, industry operators also benefited from the real estate bubble itself, with their property holdings dramatically increasing in value.[2]

In 2007, the industry's growth trend reversed as the bubble burst. During this period, subprime borrowers began defaulting on loans at unprecedented rates. As defaults escalated and property values dropped, banks and other lenders were required to write down assets. The rise in write-downs soon spread to the secondary market for debt, sparking a credit crisis. As a result of the subprime crisis, industry revenue declined at an average annualized rate of 3.4% from 2007 to 2009 resulting from the rise in cost of credit. Concurrent with the credit crisis, this period between 2007 and 2009 was also marked by rising unemployment and an oversupply of properties resulting in an increase of vacancy rates from 9.7% in 2007 to 10.9% in 2009. The rise in vacancies also substantially decreased asset values, forcing many industry firms to depreciate or impair assets.[3]

In 2010, this trend began to reverse as population growth and improvements in the labor market boosted revenue about 2.6% to $104.7 billion. In 2011, the upward trend is expected to continue, with revenue expected to rise 4.1%.[4]

Next Five Years

Over the next five years, industry revenue is forecast to increase at an average annual rate of 4.3% to $136.2 billion. During this period, weak demand for homeownership and general economic improvement will likely drive rental demand and revenue growth. Homeownership levels are expected to remain flat over the majority of the years through 2015 due to elevated unemployment and interest rates, continued tight lending standards and changes in consumer sentiment toward housing.[5]

Market Outlook for Atlanta, GA Metro Area

[1] Multifamily Executive. Apartment Renovation. April 2010. "Slow Transformation" , by Les Shaver page 1 – See Exhibit 5.3
[2] IBIS World Industry Report 53111 "Apartment Rental in the US. April 2011", by Robert J. Andrews page 3 – See Exhibit 5.2
[3] IBIS World Industry Report 53111 "Apartment Rental in the US. April 2011", by Robert J. Andrews page 4 – See Exhibit 5.2
[4] IBIS World Industry Report 53111 "Apartment Rental in the US. April 2011", by Robert J. Andrews page 4 – See Exhibit 5.2
[5] IBIS World Industry Report 53111 "Apartment Rental in the US. April 2011", by Robert J. Andrews page 4 – See Exhibit 5.2

Recent economic indicators for the Atlanta, GA metro area point to the labor market showing signs of stabilization. Based on current estimates Atlanta is expected to add approximately 45,200 new jobs in 2011 and 59,600 jobs in 2012.[6]

During the fourth quarter of 2010, Atlanta experienced a net absorption rate of 2,902 units from the previous quarter, meaning that the number of units leased and occupied increased by a net 2,902 units from the third quarter to the fourth quarter, indicating an increase in demand for rental units. It was the strongest net absorption recorded in a December quarter in at least 12 years and likely represented the largest fourth quarter net in the last 21 years. Occupancy in each of Atlanta's 18 submarkets increased quarter-over-quarter with the exception of two of the highest (Buckhead and Roswell) and lowest (Stone Mountain and South DeKalb) average rent neighborhoods in the area.[7]

We believe that the improvement in the job market coupled with the increase in demand for multifamily units present a positive opportunity for investment in multifamily rental units in the Atlanta metro area.

Employees

We are a development stage company and currently have no salaried or waged employees. Our sole officers and director currently serve the Company for no compensation.

Competition

The Company's business is highly competitive. Many institutional investors, other entities as well as real estate investment trusts are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national organizations, many of which are substantially larger and have access to greater financial, marketing and administrative resources than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company's.

Intellectual Property

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary, including knowledge related to the identification, acquisition, renovation, marketing, management and resale of properties. The Company intends to require its future key employees or consultants to sign non-disclosure or non-competition agreements with restrictions on divulging the Company's confidential information. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Regulation

Extensive federal, state and local regulations cover the Company's business, including regulations that cover the acquisition, management and sale of real estate.

Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation.

Item 7. Description of Property

Other than $20,175 in cash, we have no assets and no property as of March 31, 2012, the date of our most

[6] Red Capital Group, Market Overview Atlanta, Georgia, Multifamily Housing Update, March 2011, page 1 – See Exhibit 5.1
[7] IBIS World Industry Report 53111 "Apartment Rental in the US, April 2011", by Robert J. Andrews page 3 – See Exhibit 5.2

recent financial statements.

Item 8. Directors, Executive Officers, and Significant Employees

Ronald Tealer, Age 41, Managing Member, Chief Executive Officer, Secretary, Director of Asset Management

After attending the University of California Santa Barbara, Mr. Tealer worked for Genentech, Inc., a leading biotechnology company. At Genentech, he spent 15 years in a number of positions of increasing responsibility, spanning various departments, including manufacturing, sales & marketing, medical affairs and corporate information technology. Mr. Tealer has also held numerous senior consulting positions and spent several years working for a Business Week Top 50 Company.

Mr. Tealer is a cofounder of Oriel Capital Partners and Director of Operations. He will oversee the firm's day-to-day operations and plans to devote 20-25 hours per week on Company matters, focusing on his Role as Director of Asset Management and is responsible for all phases of asset management and reporting. He is responsible for evaluating property performance relative to monthly/quarterly/annual forecasts, monthly reporting on operations, overseeing the detailed operation of each property with special emphasis on local third-party property managers and leasing agents and tenant relations. Mr. Tealer is also responsible for overseeing any value-add and capital improvement projects, preventive maintenance and actively participates in the property acquisition/ disposition process.

In the past five years, Mr. Tealer has worked for the following companies:

(2008-2011) Intercontinental Exchange (NYSE: ICE) - is a leading operator of regulated futures exchanges and over-the-counter markets for agricultural, credit, currency, emissions, energy and equity index contracts.
Title: Senior Database Administrator

Mr. Tealer was responsible for enterprise Oracle and MySQL database administration support for various business critical units including the Trading platform, Clearing platform and electronic confirmation. Install, manage, maintain, and troubleshoot databases and data models that support business, web, and data warehouse applications. He provided Oracle administration, design, development and off-hours maintenance and project support. He assumed responsibility for backup and recovery, sizing, security, replication and database optimization. He performed database monitoring, resource management, capacity planning and performance tuning.

(2003 - 2008) Genentech, Inc. - is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with serious or life-threatening medical conditions. The company is a member of the Roche Group.

Title: Senior Database Administrator

Mr. Tealer was responsible for enterprise Oracle database administration support in a diverse environment, including working with numerous business functions, manufacturing, product research, and product development groups. Provided Oracle administration, design, development and off-hours maintenance and project support. Assumed responsibility for backup and recovery, sizing, security, replication and database optimization. Performed database monitoring, resource management, capacity planning and performance tuning.

(1994 – 2004) Mr. Tealer was actively involved as the Acquisitions Manager and in the management of renovations of family-owned income producing properties in the San Francisco Bay Area. Over the years, his responsibilities have included:

- Assisting in property acquisition including identifying properties for purchase, property analysis, due diligence and preparation of paperwork to secure financing.
- Performed basic property maintenance and oversaw 3rd party/ contractor maintenance work
- Property management including the setup and administration of property management software.
- Built custom reports to help keep track of expenses and overall property performance

Mr. Tealer has been actively involved in evaluating the Multifamily market for four years. During that time, he has completed a Multifamily apprentice program and gained experience in the following areas:

- Strong aptitude with commercial property terminology and financial basics
- Analyzed hundreds of multifamily properties throughout the United states
- Establish on-going relationships with Multifamily/ commercial private sellers and brokers
- Drafted initial offer letters/ terms of purchase
- Performed Multifamily building due diligence

Prashant Gautam, Age 38, Manager, Chief Financial Officer, Director of Acquisitions

Mr. Gautam brings more than 13 years of experience working in the Information Technology industry in several Fortune 500 companies. Mr. Gautam has holds a Bachelors of Engineering in Computer Sciences and MBA in Information Systems from City University, WA. He has worked for the nation's largest wireless carrier and Investment Banks. While working for these corporations, he has used his expertise to build several mission-critical, high revenue generating processes.

Mr. Gautam plans to devote 20-25 hours per week on Company matters, focusing on his role as Director of Acquisitions and will run all aspects of the Company's multifamily acquisition effort. Mr. Gautam has responsibility for sourcing new deals, investigating new markets, evaluation of new opportunities, both on-market and off-market, site selection, underwriting, analysis/ financial modeling, physical site inspections, due diligence, structuring and completing transactions. His responsibilities will also include strategic planning and identifying expansion opportunities by researching market conditions, demographics, competition and other activity generators.

Also, Mr. Gautam is a cofounder of Oriel Capital Partners and currently oversees the firm's investment strategy, and its financial and fiduciary activities. In the past five years, Mr. Gautam has worked for the following:

(2008-2011) Intercontinental Exchange Atlanta, GA (NYSE: ICE) - Leading operator of regulated futures exchanges and over-the-counter markets for agricultural, credit, currency, emissions, energy and equity index contracts.

Title: Lead Database Developer.

Mr. Gautam was responsible for design, development, implementation and support of database for critical trading applications.

(2008 - 2008) Signature Consultants, Charlotte, NC - IT solutions and staffing provider to clients in multiple industries.

Title: Data Architect

Mr. Gautam acted as a data model expert for about 18 applications in Bank of America's CRM team. Developed and designed data model for new and existing applications.
(2004 - 2008) Itech US Inc, Burlington, Vermont - ITech is an industry leader in providing custom software services and solutions. iTech offers end-to-end solutions focusing in Business Intelligence, Microsoft, J2EE, PeopleSoft, and SAP.

Title: Sr. Database Developer

Mr. Gautam worked as a database consultant at various clients like Wellington Management, WatchMark Comnitel. He helped these companies in design, development and implementation of various critical high revenue generating applications.

In addition to his experience in the IT industry, Mr. Gautam has been actively involved in market research of the commercial real estate asset class with a focus on multi-family properties market since 2008. His area of research includes:

- Identifying and tracking trends of commercial real estate market.
- Evaluating value-added strategies.
- Market analysis and valuation techniques of multi-family properties.

Item 9. Remuneration of Directors and Officers

Neither Mr. Gautam nor Mr. Tealer currently receives any compensation in exchanges for services rendered in connection with their duties with the Company. In addition, the Company has not entered into any employment agreements with either officer. However, upon commencement of operations and when economically feasible, each of Mr. Gautam and Mr. Tealer may receive salaries of $50,000 per year. This compensation to the Directors or Officers will only be available if the company is profitable to an equal degree of the stated salary.

Item 10. Security Ownership of Management and Certain Shareholders

Title of Class	Name and Address of Beneficial Owner	Percent of Ownership	Purchase Price
Membership Interests	Prashant Gautam, Manager & Director 2973 Nestle Creek Dr. Marietta, GA. 30062	50%	$10,087.50
Membership Interests	Ronald Tealer, Manager & Director 1416 Akers Ridge Drive SE Atlanta, GA 30339	50%	$10,087.50

Item 11. Interest of Management and Others in Certain Transactions

There are currently no transactions with the Company in which any of the Officers or others have an interest.

Item 12. Securities Being Offered Principal Amount and Term

General

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of Oriel Capital Partners, LLC, a Georgia Limited Liability Company (the Company).

The Notes are non-negotiable and will be issued in the minimum amount of $5,000 and in any amount greater than $5,000. The Notes will be offered in maturities of 24 to 72 months from the date of issue, with a fixed interest rate depending on the term as described in the table below.

Maturity..........................	**2 years**	**4 years**	**6 years**
Min. Investment..................	$5,000	$7,500	$10,000
Interest Rate (APR) (Interest Paid Monthly).......	4.135%	5.25%	6.325%
Interest Rate (APR) (Interest Paid Quarterly)....	4.525%	5.765%	6.625%

The Notes will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company. The Company intends to meet its interest payment obligations from revenues derived from operations and not from the proceeds from this offering. However, the Company will set aside 10% of the proceeds from this offering in a sinking fund for the purpose of paying interest only in the case where revenues from operations are inadequate to pay interest.

Interest Payments

Interest is payable monthly or quarterly, at the holder's option. For Investors electing to receive monthly interest payments, interest shall be paid monthly on the 5th of each month, with the first payment due following the completion of three full months following issuance of Investor's Note, prorated for any partial month. For Investors electing quarterly interest payments, interest shall be paid on a calendar quarterly basis, with the first payment due following the completion of the first full quarter following the execution on Investor's Note.

The Company is entitled to treat the registered holder shown on its records as the owner of the Note for all purposes. Ownership of a Note may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Notes so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

SINCE WE HAVE NO OPERATING HISTORY, NO PROPERTIES, NO SIGNIFICANT ASSETS AND NO CURRENT SOURCES OF FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR PLAN OF OPERATION AND MAY NOT BE ABLE GENERATE INCOME IN TIME TO MEET THE INTEREST PAYMENT REQUIREMENTS UNDER THE NOTES.

In the event interest in not paid when due on a Note, the Investor may provide written notice to the Company of such failure to pay interest and if after 30 days after providing such notice, the Company has not remedied its failure to pay interest, the Investor shall have the right to declare the principal and accrued interest on the due and payable with written notice and pursue all available legal remedies for collecting such amounts.

How to Purchase Notes

The Company will sell the Notes directly, without an underwriter or selling agent. The Notes will be sold by the Company's Officers, Prashant Gautam and Ronald Tealer, who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Gautam and Mr. Tealer will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that they will comply with certain specified limitations when responding to inquiries from potential purchasers. To purchase a Note, investors should contact:

Ronald Tealer (Manager & Director of the Company)
Oriel Capital Partners, LLC
6300 Powers Ferry Rd. Suite 600-264
Atlanta, GA 30339-2919
Ph: (770) 696-2175

Payment or Rollover At Maturity

Before a Note matures, the holder has the option to extend the term of the maturing Note for the same term as the maturing Note by giving notice to the Company of its intent to extend at least 30 days before maturity of the then current Note. Otherwise, the Note will automatically be redeemed and the Company shall mail the holder a check to the current address for the holder on the Company's records within 14 days of the maturity date. If the Note is extended, the extended Note will bear interest at the same rate and will carry identical rights under the maturing Note.

Redemption

The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption. The Company may redeem the Notes in part, in which event the holder receives payment of a portion of the face value of the Note as well as accrued interest on the redeemed portion through the date of partial redemption. In the event of a partial redemption, the partial redemption applies to all Note holders regardless of the interest rate on their Notes. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Noteholder appearing on the Company's records) of each redemption, specifying the principal amount of the Notes to be redeemed and the redemption date. The principal amount of the Note specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The notice of redemption to be given by the Company to the affected Note holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Notes to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Note to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Note.

Repayment Upon Death

There is no right to have Notes redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

Additional Issuances

The Company's Articles of Incorporation and Bylaws do not restrict the Company from issuing additional securities or incurring additional debt including senior debt or other secured or unsecured obligations, the withdrawal of cash deposited against such issuances, or the release or substitution of assets securing such issues.

Modification of Note Terms

The terms of the Notes may not be modified without written consent of all holders of the Notes.

Dividend Policy

There are no provisions in the Company's Articles of Incorporation or Bylaws restricting the payment of dividends. Any payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our directors.

Financial Information Provided to Investors

In addition to the financial information provided in this Offering Statement, the Company will provide a copy of its Financial Statements to all holders of Notes within 60 days after the end of each fiscal year.

PART F/S -- FINANCIAL STATEMENTS

ORIEL CAPITAL PARTNERS, LLC
(A Development Stage Company)

FINANCIAL STATEMENTS
AND
ACCOUNTANTS COMPILATION REPORT
(UNAUDITED)

For the Period from April 21, 2011
(the Date of Inception) to December 31, 2012

Oriel Capital Partners, LLC
(A Development Stage Company)

BALANCE SHEET
(UNAUDITED)
December 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 19,138
Total Current Assets	19,138
TOTAL ASSETS	$ 19,138

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ -
Total Current Liabilities	-
COMMITMENTS AND CONTINGENCIES	-
TOTAL LIABILITIES	-
MEMBER'S EQUITY	
Member's Equity	19,138
TOTAL MEMBER'S EQUITY	19,138
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 19,138

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)

STATEMENT OF INCOME
(UNAUDITED)
For the Period from April 21, 2011 (the Date of Inception) to December 31, 2012

REVENUES	$ -
EXPENSES	
Professional fees	8,020
Marketing	4,197
Training	2,646
Accounting	1,775
Website	532
Telephone and fax	448
Mailbox rental	198
Printing	77
Postage and delivery	273
Meals and entertainment	48
Total Expenses	18,214
Operating loss	(18,214)
NET LOSS	$ (18,214)

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)

STATEMENT OF CASH FLOWS
(UNAUDITED)
For the Period from April 21, 2011 (the Date of Inception) to December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(18,214)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accrued expenses		-
NET CASH USED IN OPERATING ACTIVITIES		(18,214)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member capital contributions		37,352
NET CASH PROVIDED BY FINANCING ACTIVITIES		37,352
NET INCREASE IN CASH		19,138
CASH, beginning of period		-
CASH, end of period	$	19,138

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)

STATEMENT OF MEMBERS' EQUITY
(UNAUDITED)
For the Period from April 21, 2011 (the Date of Inception) to December 31, 2012

MEMBERS' EQUITY AT APRIL 21, 2011	$	-
Capital contributed		37,352
Net income (loss)		(18,214)
MEMBERS' EQUITY AT DECEMBER 31, 2012	$	19,138

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS

For the Period from April 21, 2011 (the Date of Inception) to December 31, 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

   Oriel Capital Partners, LLC (the Company) located in the Atlanta, Georgia was formed for the purpose of making real estate investments. As of December 31, 2012, operations have not commenced.

2. Basis of Accounting

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

3. Cash and Cash Equivalents

   For the purposes of these financial statements, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2012.

4. Property and Equipment

   Property and equipment are stated at cost. Major improvements, which extend the lives of existing property and equipment, are capitalized. Expenditures for maintenance and repairs, which do not extend the lives of the applicable assets, are charged to expense as incurred.

   Depreciation for property and equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The Company uses the straight-line method of depreciation for financial reporting and the accelerated method for income tax reporting.

   When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly, and any resulting profit or loss is reflected in the statement of income.

Oriel Capital Partners, LLC
(A Development Stage Company)
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS – CONTINUED

For the Period from April 21, 2011 (the Date of Inception) to December 31, 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

5. Income Taxes

The company files income taxes as a Partnership for Federal and State income tax purposes. As such the company does not pay income taxes, as any income or loss would be included on the tax return of the individual members. Accordingly no provision or liability for federal or state income tax has been made on the accompanying financial statements.

6. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

7. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – SUPPLEMENTAL DISCLOSURES

No cash was paid for interest or income taxes for the period from April 21, 2011 (the date of inception) to December 31, 2012.

ORIEL CAPITAL PARTNERS, LLC
(A Development Stage Company)

FINANCIAL STATEMENTS
AND
ACCOUNTANTS COMPILATION REPORT
(UNAUDITED)

For the Years Ended December 31, 2012 and 2011

Oriel Capital Partners, LLC
(A Development Stage Company)

BALANCE SHEETS
(UNAUDITED)
December 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 19,138	$ 25
Total Current Assets	19,138	25
TOTAL ASSETS	$ 19,138	$ 25
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ -	$ -
Total Current Liabilities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
TOTAL LIABILITIES	-	-
MEMBER'S EQUITY		
Member's Equity	19,138	25
TOTAL MEMBER'S EQUITY	19,138	25
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 19,138	$ 25

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)

STATEMENT OF INCOME
(UNAUDITED)
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES	$ -	$ -
EXPENSES		
Accounting	1,250	525
Professional fees	450	7,470
Postage and delivery	202	71
Telephone and fax	183	265
Website	105	427
Licenses	100	-
Marketing	97	4,100
Training	-	2,646
Mailbox rental	-	198
Printing	-	77
Meals and entertainment	-	48
Total Expenses	2,387	15,827
Operating loss	(2,387)	(15,827)
NET LOSS	$ (2,387)	$ (15,827)

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)

STATEMENT OF MEMBERS' EQUITY
(UNAUDITED)
For the Years Ended December 31, 2012 and 2011

MEMBERS' EQUITY AT APRIL 21, 2011	$	-
Capital contributed		15,852
Net income (loss)		(15,827)
MEMBERS' EQUITY AT DECEMBER 31, 2011	$	25
Capital contributed		21,500
Net income (loss)		(2,387)
MEMBERS' EQUITY AT DECEMBER 31, 2012	$	19,138

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)

STATEMENT OF CASH FLOWS
(UNAUDITED)
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,387)	$ (15,827)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accrued expenses	-	-
NET CASH USED IN OPERATING ACTIVITIES	(2,387)	(15,827)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member capital contributions	21,500	15,852
NET CASH PROVIDED BY FINANCING ACTIVITIES	21,500	15,852
NET INCREASE IN CASH	19,113	25
CASH, beginning of period	25	-
CASH, end of period	$ 19,138	$ 25

See accompanying notes and accountant's report

Oriel Capital Partners, LLC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

For the Years Ended December 31, 2012 and 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

   Oriel Capital Partners, LLC (the Company) located in the Atlanta, Georgia was formed for the purpose of making real estate investments. As of December 31, 2012, operations have not commenced.

2. Basis of Accounting

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

3. Cash and Cash Equivalents

   For the purposes of these financial statements, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2012 and 2011.

4. Property and Equipment

   Property and equipment are stated at cost. Major improvements, which extend the lives of existing property and equipment, are capitalized. Expenditures for maintenance and repairs, which do not extend the lives of the applicable assets, are charged to expense as incurred.

   Depreciation for property and equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The Company uses the straight-line method of depreciation for financial reporting and the accelerated method for income tax reporting.

   When properties are retired or otherwise disposed of, the asset and accumulated depreciation accounts are adjusted accordingly, and any resulting profit or loss is reflected in the statement of income.

NOTES TO FINANCIAL STATEMENTS – CONTINUED
(UNAUDITED)

For the Years Ended December 31, 2012 and 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

5. Income Taxes

The company files income taxes as a Partnership for Federal and State income tax purposes. As such the company does not pay income taxes, as any income or loss would be included on the tax return of the individual members. Accordingly no provision or liability for federal or state income tax has been made on the accompanying financial statements.

6. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

7. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – SUPPLEMENTAL DISCLOSURES

No cash was paid for interest or income taxes for the years ended December 31, 2012 and 2011.

PART III – EXHIBITS

Exhibit No.	Name/Identification of Exhibit
1	Articles of Incorporation & Bylaws
	1.1 Certificate of Organization 1.2 Operating Agreement
2.1	Form of Promissory Note
3	Investment Application (i.e., Subscription Agreement)
	3.1 Individual Investment Application 3.2 Organization Investment Application
4.1	Marketing Materials
5	Research Materials
	5.1 Red Capital Group, Market Overview Atlanta, Georgia, Multifamily Housing Update, March 2011 5.2 IBIS World Industry Report 53111 "Apartment Rental in the US, April 2011", by Robert J. Andrews 5.3 Multifamily Executive, Apartment Renovation, April 2010, "Slow Transformation" , by Les Shaver
6	Search Results
	6.1 Loopnet – Georgia Multifamily Properties For Sale 6.2 Showcase.com – Commercial Real Estate For Lease or Lease Properties 6.3 CIMLS.com – Atlanta, Georgia Commercial Real Estate Listings

Exhibit 1.1

Certificate of Organization

Control No. **11032033**

STATE OF GEORGIA

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF ORGANIZATION

I, **Brian P. Kemp**, the Secretary of State and the Corporations Commissioner of the State of Georgia, hereby certify under the seal of my office that

ORIEL CAPITAL PARTNERS, LLC
a Domestic Limited Liability Company

has been duly organized under the laws of the State of Georgia on **04/21/2011** by the filing of articles of organization in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on April 21, 2011


STATE OF GEORGIA
1776

Brian P. Kemp
Secretary of State

Control No: 11032033
Date Filed: 04/21/2011 04:58 PM
Brian P. Kemp
Secretary of State

April 21, 2011

ARTICLES OF ORGANIZATION FOR GEORGIA LIMITED LIABILITY COMPANY

The name of the Limited Liability Company is:
ORIEL CAPITAL PARTNERS, LLC

The principal mailing address of the Limited Liability Company is:
6300 POWERS FERRY RD, SUITE 600-264
ATLANTA, GA 30339-2919

The Registered Agent is:
KIM KLINE & ASSOCIATES, LLC
1465 Northside Drive Ste 210
ATLANTA, GA 30318
County:

The name and address of each organizer(s) are:
KIM KLINE DICKENS
1465 NORTHSIDE DRIVE STE
210
ATLANTA, GA 30318

The optional provisions are:
No optional provisions.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Organization on the date set forth below.

Signature(s):	**Date:**
Attorney-in-Fact, KIM KLINE DICKENS	April 21, 2011

Exhibit 1.2

Operating Agreement

OPERATING AGREEMENT

OF

ORIEL CAPITAL PARTNERS, LLC

ORIEL CAPITAL PARTNERS, LLC
OPERATING AGREEMENT

This operating declaration (this "Operating Agreement") of ORIEL CAPITAL PARTNERS, LLC (the "Company"), effective as of the 21st day of April, 2011 is made by RONALD JOHN TEALER and PRASHANT GAUTAM as the Members (the "Members").

Recitals

WHEREAS, the Members desires to form ORIEL CAPITAL PARTNERS, LLC as a limited liability company under the Georgia Limited Liability Company Act (O.C.G.A. Section 14-11-100 et seq.), as amended from time to time (the "Act");

WHEREAS, the Members desires to state this Operating Agreement, as set forth below; and

WHEREAS, this Operating Agreement is intended to constitute a written operating agreement within the meaning of O.C.G.A. Section 14-11-101(18);

NOW, THEREFORE, the Members agree and declare as follows:

ARTICLE 1
FORMATION OF COMPANY

Section 1.1 Formation and Term. Effective with the filing of the Articles of Organization (the "Articles"), the Company shall constitute a limited liability company formed pursuant to the Act and other applicable laws of the State of Georgia. The Members shall, when required, file such amendments to or restatements of the Articles, in such public offices in the State of Georgia or elsewhere as the Members deem advisable to give effect to the provisions of this Operating Agreement and the Articles and to preserve the character of the Company as a limited liability company. The Company and the Members hereby forever discharge the organizer and the organizer shall be indemnified by the Company and the Members from and against, any expense or liability incurred by the organizer by reason of having been the organizer of the Company.

Section 1.2 Name and Place of Business. The Company shall be conducted under the name of ORIEL CAPITAL PARTNERS, LLC or such other name as the Members shall hereafter designate. The principal office and place of business of the Company shall be located at 6300 Powers Ferry Rd, Suite 600-264 Atlanta, Georgia 30339-2919.

Section 1.3 **Registered Office and Registered Agent.** The initial registered agent for service of process at the registered office of the Company shall be **Kim Kline and Associates**. The registered office of the Company shall be located at **1465 Northside Drive Ste 210 Atlanta Georgia 30318**.

ARTICLE 2
BUSINESS OF COMPANY

The business and the purpose of the Company shall be to engage in any lawful activity under the Act Subject to the terms of this Agreement, the Company shall have all powers of a limited liability company under the Act.

ARTICLE 3
MANAGEMENT

Section 3.1 **Management.** The day-to-day business and affairs of the Company shall be managed by its Officer and/or Officers and/or by their appointee, which appointee can be removed from his/her position and divested of the rights and duties granted by the Officer(s) upon discretion of the Officer(s) Subject to Section 3.7 and other terms and conditions of this Agreement, the Officer/s shall have complete power and authority over and the exclusive control and management of the business, affairs, and operations of the Company. Subject to Section 3 7, such power and authority shall specifically include the authority to act on behalf of the Company, enter into contracts on behalf of the Company and otherwise bind the Company in any other manner

Section 3.2 **Officer's Authority to Bind the Company.** Any action permitted or required by the Members or this Agreement to be taken by an Officer may be taken by any one of such Officer unless otherwise specifically provided in this Agreement.

Section 3.3 **Title and Tenure of Officers/s.** The Company shall initially have two Officers, who shall be Chief Operating Officer (COO) and Chief Financial Officer (CFO). The number of Officers of the Company shall be fixed from time-to-time by the affirmative vote of Members holding at least a Majority Interest, but in no instance shall there be less than one Officer Unless removed by affirmative vote of Members, each Officer shall hold office until such Officer's successor is appointed by the Members or until such Officer's earlier death, resignation or removal pursuant to Section 3.5.

Section 3.4 Initial Officers. The initial officers are as follows:

Chief Operating Officer: Ronald John Tealer

Chief Financial Officer: Prashant Gautam

Section 3.5 Resignation and Removal of Officer/s.

(a) Any Officer may resign at any time upon written notice to the Company. Any officer desiring to resign must tender a written 45 day notice of their intent to resign.

(b) An Officer may be removed at any time with or without cause by the Members holding at least 51% of the Membership Interests.

Section 3.6 Vacancies.

Vacancies in an Officer position shall be filed by appointment by the Member holding the Majority interest or by mutual agreement between the Members.

Section 3.7 Action Requiring the Consent of the Members. Notwithstanding any other provisions of this Agreement or the Act to the contrary, no Officer/s shall have the authority to take any action, or cause the Company to do any act or take any of the following actions without the prior consent of the Members holding a Majority interest

(a) Any act in contravention of the Agreement.
(b) Any act which would make it impossible to carry on the ordinary business of the Company.
(c) Merge, consolidate or convert the Company with or into any other entity.
(d) Sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or series of related transactions.
(e) Make any distribution except as otherwise provided in the Agreement
(f) Dissolve the Company under Article 12.
(g) Admit additional Members to the Company.
(h) File a voluntary petition in bankruptcy or for reorganization or for adoption of an arrangement under any state or federal bankruptcy laws.
(i) Execute or deliver any general assignment for benefits of creditors of the Company or permit the entry of an order of relief against the Company under any state or federal bankruptcy laws.
(j) Create, incur, assume or guarantee any expense or indebtedness, contingent or otherwise, make any expenditure or enter into any transaction, contract or

agreement, other than expenses, accounts payable or transactions that arise in the ordinary course of business of the Company

(k) Call for additional capital contributions.

Section 3.8 **Limitation of the Officer/s**. No Officer will be liable or accountable, in damages or otherwise, to the Company or the Members for an error in judgment or anything such Officer does or refrains from doing in managing the business and affairs of the Company, except in the case of his or her intentional breach of a material obligation under this Agreement, intentional misconduct, knowing violation of law or a transaction in which the Officer receives a personal benefit in violation or breach of a provision of this Agreement. No Officer will have personal liability for the return of the capital contributions or for payment of any return on capital contributions. The officers may use Company assets to satisfy all debts, liabilities and obligations of the Company and all amounts to which an officer, a Member or any of their respective Affiliates is entitled to be reimbursed or indemnified under Article 4. This Section 3.8 is intended to establish the scope of the Officer's responsibilities (including any fiduciary responsibility that the Officer may have under the Act or otherwise), but the provisions of this Section 3.8 are not exclusive of other provisions provided to the Officers by the Act.

Section 3.9 **Limitation of Authority**.

(a) Except as otherwise specifically provided under this Agreement, each Member acting solely in his or her capacity as a Member, is not an agent of the Company and does not have any authority to act on behalf of the Company, execute any instrument in connection with them carrying on of the Company's business and affairs, or otherwise bind the Company in any matter.

(b) Subject to section 3.7, each Officer, acting solely in his or her capacity as an officer, is an agent of the Company and has the authority to act on behalf of the Company, execute any instrument in connection with the carrying on of the Company's business and affairs, or otherwise bind the Company.

(c) If any Member or Officer takes any action or binds the Company in violation of this Section 3.9, or any other provision of this Agreement, such Member or Officer shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company, the officers and the Members harmless with respect to the loss or expense

Section 3.10 **Duties of the Members and Officers; Standard of Care**.

In the exercise of rights and the performance of duties hereunder each Member and shall act in a manner he or she believes in good faith to be in the best interests of the Company and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

ARTICLE 4
INDEMNITY OF THE MEMBERS AND OFFICERS

To the fullest extent permitted by the Act, the Company shall indemnify, defend and hold harmless, and make advances for expenses to, each Member and Officer and the respective agents, affiliates and professional or other advisors of the Member and against any and all loss, cost, damage, expense or liability (including reasonable fees and expenses of attorneys and other professional advisors and court cost) incurred by any of them in connection with the business or affairs of the Company excluding the Member's or Officer's intentional breach of a material obligation under this Agreement, intentional misconduct, knowing violation of law or a transaction in which the Member or Officer receives a personal benefit in violation or breach of a provision of this Agreement. Rights under this Article 4 are cumulative of the rights under other provisions of this Agreement. Rights under this Article will not limit other rights which any Person may have at law, by statue or otherwise, including common law rights to subrogation, indemnification, reimbursement or contribution and similar rights under applicable law. Rights of a Person under this Article 4 will survive any change in the relationship between the Company and such person or its affiliates. A person's rights under this Article 4 will not be limited by any amendment made to this Agreement after the date the person acts or refrains from taking action in reliance on such rights, unless the person otherwise agrees. It is expressly recognized that each person named in this Article 4 is a third-party beneficiary of the Agreement and may enforce its rights allowed by this Article 4.

ARTICLE 5
RIGHTS AND OBLIGATIONS OF MEMBERS

Section 5.1 No Liability for Company Obligations. Except as otherwise provided by the non-waivable provisions of the Act and by this Agreement, no Member shall have any personal liability for any debts or losses of the Company solely by reason of being or acting as a Member.

Section 5.2 Approval of Members. Except as otherwise expressly provided in this Agreement, the Members shall have no voting or approval rights, and all actions customary or incident to the management of the Company's business may be taken by the Officers in accordance with this Agreement without further consent or approval of the members.

Section 5.3 **Manner of Acting.** Except as otherwise provided in Section 6.4 and 14.10, all matters requiring the consent, approval or decision of the Members under this Agreement or the Act shall be decided by the Members holding a Majority interest.

Section 5.5 **Actions by Members Without a Meeting.** Unless otherwise required in this Agreement, actions and consents of the Members may be communicated or reflected orally, electronically or in writing, and no action need be taken at the formal meeting. The Members may, but are not required to, meet from time to time on such notice, if any, as the Member(s) holding a Majority Interest convening the meeting chooses to give. Notice of any action by the Members holding a Majority Interest under Section 3.7 without a meeting shall be given promptly to those Members of record on the date when such action is taken.

ARTICLE 6
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

Section 6.1 **Members' Units.** Each Member made the initial capital contribution shall be entitled to percentage interest ("Percentage Interest') next to such Member's name set forth below. Each Member's Percentage Interest shall be adjusted as needed to reflect the Percentage Interest owned by each of the Members.

Members	Capital Contributions	Membership Interest	Economic Interest
Ronald John Tealer	**$7,500.00**	50%	50%
Prashant Gautam	**$7,500.00**	50%	50%
Total	**$15,000.00**	100%	100%

Section 6.2 **Additional Contributions.** Except as set forth in Section 6.1, no Member shall be required to make any capital contributions to the Company.

Section 6.3 **Loans to Company.** Any Member may make one or more loans to the Company on such reasonable terms and conditions as may be approved by the Majority Interest.

Section 6.4 **Additional Members.** With the consent of the Members holding a Majority Interest, from time to time, the Company may admit additional Members. Each additional Member admitted to the Company must agree to be bound by the terms and conditions of this Agreement.

Section 6.5 **Maintenance of Capital Accounts.** A capital account ("Capital Account") shall be established for each Member and maintained in accordance with the provisions of this Agreement and Treas, Reg, Section 1 704-1(b) under the Internal Revenue Code of 1986, as amended (the "Code") or, if such regulations are amended, replaced, or superseded, in accordance with any applicable successor rules and regulations Each Member's Capital Account shall be increased by: (i) the amount of money and the value of property contributed to the Company by each Member; (ii) allocations to the Member of Net Profits and items in the nature of income or gain which are specially allocated pursuant to Section 8 hereof; and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any Company property distributed to such Member Each Member's Capital account shall be decreased by: (i) the amount of money distributed to the Member by the Company; (ii) the value of Company property distributed to the Member; (iii) allocations of Net Losses and items in the nature of expenses and losses which are specially allocated pursuant to Article 8 hereof; and (iv) the amount of any liabilities of such Member to the Company The foregoing provisions and the other provisions of the Agreement relating to the maintenance of Capital Accounts are intended to comply with Treas. Reg. Section 1.704-1(b), shall be interpreted and applied in a manner consistent with such regulations.

Section 6.6 **Revaluation to Adjust Capital Accounts.** The value of the Company property may be adjusted by the Officers in accordance with the provisions of Treas. Reg. Section 1.704-1(b)(2)(iv)(f) or under such other circumstance as such Officers shall determine to prevent unintended economic consequences. The value of all assets of the Company shall be determined in good faith by the Officers or, at the discretion of the Officers, by an independent third-party appraiser selected by the Chief Financial Officer Any such valuation by the Officer or the appraiser shall be based on all relevant factors.

ARTICLE 7
DISTRIBUTIONS TO MEMBERS

Section 7.1 **Distributions.** Except as otherwise provided in Section 9 2, distributable cash and other assets shall be distributed, in such amount and at such times as determined by the Officers, to the Members pro rata in accordance with their respective Percentage Interests; *provided,* that upon the dissolution of the Company as provided in Section 12 1, distributions shall be made in accordance with Section 13.1

Section 7.2 **Interest On and Return of Capital Contributions.** No Member shall be entitled to interest on such Member's capital contribution or to return of the Member's capital contribution, except as otherwise specifically provided for herein

ARTICLE 8
ALLOCATIONS OF NET PROFITS AND NET LOSSES

Section 8.1 **Net Profits and Net Losses**

(a) After giving effect to any special allocations under Section 8.2, Net Profits and Net Losses shall be allocated for each calendar year or allocation period to the Members in proportion to their respective Percentage Interests

(b) "Net Profits" and "Net Losses" shall refer to the Company's taxable income or loss determined in accordance with Code Section 703(a) for each of its accounting periods (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss); *provided*, such Net Profits and Net Losses will be computed as if items of tax-exempt income and nondeductible, noncapital expenditures (under Code Section 705(a)(1)(B) and 705(a)(2)(B)) were included in the computation of taxable income or loss. In the event the book value of any Company asset is adjusted in compliance with Section 6.6 the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses. If any Member contributes property to the Company with an initial book value to the Company different from its adjusted basis for federal income tax purposes to the Company, or if Company property is revalued as contemplated in Section 6.6, Net Profits and Net Losses will be computed as if the initial adjusted basis for federal income tax purposes to the Company of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation.

Section 8.2 **Tax, Regulatory and Curative Allocations.**

(a) In the event Code Section 704(c) principles applicable under Treasury Regulations promulgated under Code Section 704, require allocations of Company income, gain, loss, deduction or expense (or any item thereof) in a manner different than set forth above, the provisions of Code Section 704(c) and the applicable Treasury Regulations promulgated under Code Section 704(c) shall control such allocations Allocations pursuant to Code Section 704(c) shall be made for tax purposes only and shall not affect any Member's Capital Account The Chief Financial Officer shall select any method for making allocations under Code Section 704(c) as described in Treasury Regulation Section 1 704-3(b) or any successor regulatory provision thereto In the CFO's absence, the COO shall select the method for making allocations under Code Section 704(c) as described in Treasury Regulation Section 1.704-3(b) or any successor regulatory provision thereto.

(b) It is the intention of the Company that the allocations under this Agreement comply with the provisions of Code Section 704(b) and the Treasury Regulations promulgated from time to time thereunder. To the extent special allocations of Net Profits or Net Losses, or items thereof, are required to be made to comply with the requirements of Code Section 704(b) and Treasury Regulations promulgated from time to time thereunder, and which are not otherwise provided for herein, such special allocations shall be made in the manner set forth in Code Section 704(b) and Treasury Regulations promulgated from time to time thereunder, such that the Net Profits and Net Losses shall be deemed allocated in accordance each Member's Membership interest in the Company. To the extent any such special allocations are made, subsequent allocations of Net Profits and Net Losses shall be made to offset any economic distortion caused by such special allocations.

Section 8.3 **Allocations in Respect of Transferred Interests**. If any Member's interest in the Company is sold, assigned, or transferred during any accounting period, Net Profits and Net Losses, and each item thereof, and all other items attributable to the transferred interest for such period shall be divided and allocated between the transferor and transferee by taking into account their varying interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and approved by the Members. Solely for purposes of making such allocations, the Company shall recognize such transfer not later than the end of the calendar month during which it is given notice of such transfer, provided that if the Company does not receive a notice stating the date such Company interest was transferred and such other information as the Company may reasonably require within 30 days after the end of the accounting period during which the transfer occurs, then all of such items shall be allocated to the person who, according to the books and records of the Company, on the last day of the accounting period during which the transfer occurs, was the owner of the interest of the Company. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 8.3 whether or not any member or the Company has knowledge of any transfer of ownership of any interest.

Section 8.4 **Determination by CFO**. All matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Chief Financial Officer.

ARTICLE 9
TAXES

Section 9.1 **Tax Elections**. The Chief Financial Officer may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company; provided, however, that the Chief Financial Officer shall not make any election to have the Company treated as an association taxable as a corporation.

Section 9.2 **Taxes of Taxing Jurisdictions**. To the extent that the laws of any taxing jurisdiction requires, each Member (or such Members as may be required by the taxing jurisdiction) will submit an agreement indicating that the Member will make timely income tax payments to the taxing jurisdiction and that such Member accepts personal jurisdiction of the taxing jurisdiction with regard to the collection of income taxes attributable to the Member's income, and penalties and interest assessed on such income. If the Member fails to provide such agreement or applicable law otherwise requires the Company to do so, the company shall withhold and pay over to such taxing jurisdiction the amount of tax, penalty, and interest determined under the laws of the taxing jurisdiction with respect to such income. Any such payments with respect to the income of a Member shall be treated as a distribution for purposes of Section 7.1.

Section 9.3 **Tax Matters Partner**. **Prashant Gautam** shall be designated by each Member as the "Tax Matters Partner" of the Company pursuant to Code Section 6231(a)(7). The person designated as Tax Matters Partner shall take such action as may be necessary to cause each Member to become a "Notice Partner" within the meaning of Code Section 6223. The person who is designated the Tax Matters Partner will be entitled to reimbursement from the Company for all reasonable costs and expenses incurred by it in complying with and carrying out its responsibilities.

Section 9.4 **Tax Returns**. The Officers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of returns or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year.

ARTICLE 10
BOOKS AND RECORDS

Section 10.1 **Accounting Period**. The Company's accounting period shall be the calendar year.

Section 10.2 **Records and Reports**. At the expense of the Company, the Officers shall maintain records and accounts of all operations and expenditures of the Company The Company shall keep at its principal place of business the following records:

(a) A current list of the full name and last known address of each Member;

(b) Copies of records to enable a Member to determine the relative voting rights, if any, of the Members;

(c) A copy of the Articles or Organization of the Company and all amendments thereto;

(d) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(e) Copies of this Agreement, together with any amendments thereto; and

(f) Copies of financial statements of the Company for the three most recent years.

The books and records shall at all times be maintained at the principal office of the Company and shall be open to the reasonable inspection and examination of the Members, or their duly authorized representatives during reasonable business hours

ARTICLE 11
TRANSFERABILITY

Section 11.1 Limitation on Transfer of Member's Interest. No Member may assign, sell, transfer, encumber, or in any way alienate, voluntarily, involuntarily or by operation of law (collectively, a "Transfer"), all or any part of his or her interest in the Company, except with the express written approval of the non-transferring Member, which consent may be withheld for any reason whatsoever. Any purported Transfer of all or a part of an interest in the Company without compliance with the provisions of this Agreement shall be void and of no effect against the Company, any other Member, any creditor of the Company, or any claimant against the Company.

Section 11.2 Death/Incompetency of Member, Transfer of Member's Interest.

(a) Upon the occurrence of the Member's death or an order by a court of competent jurisdiction adjudicating the member incompetent to manage his or her person or his or her property as specified in O.G.C.A. § 14-11-601.1(b)(6)(A) and O.G.C.A. § 14-11-

601.1(b)(6)(B), the remaining member shall have rights of first refusal to obtain the deceased or incompetent Member's ownership interest. Should remaining Members elect not to purchase such interest, Section 11.2 (d) shall control as to any amounts due to Deceased and Incompetent Members under Section 11.2(a). In addition, such interest shall be paid to the Deceased Member according to his duly probated will or the applicable laws of intestacy and to Incompetent Member (if permitted by law) or to their court appointed guardian.

(b) If any Member leaves the COMPANY, for whatever reason, whether he or she quits, withdraws, is expelled, retires, becomes mentally or physically incapacitated or unable to function as a member, or dies, or if the member attempts to or is ordered to transfer his or her interest, whether voluntarily or involuntarily, he or she, or his or her estate, shall be obligated to sell his or her interest in the Company to the remaining member or members, who have the option, but not the obligation, to buy that interest. Unless physically prevented from giving notice, a member shall give 60 days written advance notice of his or her intention to leave the Company.

(c) Except as otherwise provided in this Agreement, the value of the COMPANY shall be determined by an independent appraisal. If all Members cannot agree on an appraiser, the departing Member and the remaining Members shall each select an independent appraiser. If the two selected appraisers are unable to agree on the fair market value of the COMPANY business, then the two appraisers shall mutually select a third appraiser to determine the fair market value. The appraisal shall be commenced within 15 days of the member's departure from the COMPANY.

(d) Whenever the Company is obligated to, or chooses to, purchase a Member's interest in the Company, it shall pay for that interest as follows:
First: It shall pay the departing Member 10% of amount owed within 60 days.
Second: After that initial payment, it shall pay the balance owed by promissory note of the Company
Any promissory note shall be dated as of the effective date of the purchase, shall mature in not more than 3 years, shall be payable in equal installments that come due monthly or quarterly and may, at the Company's option, be subordinated to existing and future debts to banks and other institutional lenders for money borrowed. The first payment shall be made 30 days after the date of the promissory note.

Section 11.3 Overriding Restrictions on Transfer. Each Transfer permitted by this Article 11 is subject to the further restrictions contained in this Section

(a) Notwithstanding anything else to the contrary in this Article 11, the Company shall not be required to recognize any Transfer, which with other Transfers occurring within a twelve-month period, would cause the termination of the Company under Code Section 8708(b)(1)(B).

(b) Each Transfer and assignment permitted under this Article 11 shall comply fully with all applicable laws and regulations (including but not limited to applicable federal and state securities laws) and shall not result in any other Member or the Company being deemed to an "issuer" of securities under applicable federal and state securities laws. Each transferring Member shall indemnify and hold all other Members harmless from and against any and all loss, liability, damage, claim, judgment, obligation, cost or expense (including but not limited to attorney fees and expenses and costs of litigation) arising from or in connection with any failure by such transferring Member to satisfy and discharge the foregoing requirements.

Section 11.4 **Assignees and Substitute Members.**

(a) Except as provided in Section 11.3(b) and (d) below, in the event of a Transfer of any interest in the Company permitted pursuant to the provisions of this Article 11 or a Transfer not permitted pursuant to Article 11, but which is required by a court of competent jurisdiction to be recognized by the Company and the Members, the person to whom such transfer is made shall not become a Member hereunder and shall be considered only an assignee of an interest in the Company and as such shall only be entitled to share in those Net Profits and Net Losses and distributions, if any, in which its assignor would otherwise have been entitled to share and shall have assumed all of the economic duties and obligations of the assignor under this Agreement. Such an assignee shall have no right to require any information or accounting of any transactions of the Company or inspect the Company books and records and shall not be deemed a Member of the Company, and the interest in the Company held by such assignee shall not be permitted to vote with respect to any Company matter. Such an assignee who does not become a substituted Member, as provided for in Section 11.2(b), remains subject to all the provisions of this Article 11 to the same extent and in the same manner as any Member desiring to Transfer all or any part of his or her interest in the Company.

(b) An Assignee of a Member's interest in the Company pursuant to a Transfer permitted under the provisions of this Article 11 or required by a court of competent jurisdiction to be recognized by the Company and the Members, may become a substituted Member with all the rights and liabilities of its assignor as a Member under this Agreement if and only if (i) the non-transferring Member shall have consented to such assignee becoming a substituted Member, (ii) the assignee expressly assumes and agrees to be bound by this Agreement in the place and stead of such assignor, (iii) the appropriate instruments, documents, or statements, if any are prepared, executed, acknowledged, filed, recorded, published and delivered, (iv) the assignee pays or obligates itself to pay any and all reasonable expenses of the Company connected with such substitution, and (v) the assignee causes to be delivered to the Company, at its sole cost and expense, a favorable opinion of legal counsel reasonably acceptable to the Chief Executive or if the Chief Executive Office or Chief Operating Officer shall reasonably request. The consent to substitution of an assignee that is described above shall be in the sole discretion of the non-transferring Member. Upon compliance with all provisions hereof applicable to such assignee becoming a Member, the non-transferring Member agrees to execute and deliver such amendments hereto as are necessary to constitute such assignee a Member of the Company.

(c) Upon a Transfer by a Member of all or a portion of its interest in the Company the transferring Member shall cease to be a Member to the extent of the interest so Transferred

(d) Notwithstanding the foregoing, in the event of a Transfer of any interest in the company to an existing Member, such existing Member shall have all the rights of a Member with respect to such Transferred interest

Section 11.5 **Successors as to Economic Rights** References in this Agreement to Members shall also be deemed to constitute a reference to assignees where the provision relates to economic rights and obligations By way of illustration and not limitation, such provisions would be include those regarding Capital Accounts, distributions, allocations, contributions and the rights, restrictions and obligations with respect to transferability.

ARTICLE 12
DISSOLUTION AND TERMINATION

Section 12.1 **Dissolution.** The Company shall be dissolved only upon the occurrence of one of the following events: (a) the affirmative vote of the Members holding a Majority Interest; (b) an entry or decree of judicial dissolution as contemplated under the Act; or (c) the occurrence of any one of the events provided in Section 14-11-601 1(b) of the Act, exclusive of the events contained in paragraphs (4) and (5) thereof, resulting in the cessation of membership of the last remaining Member

Section 12.2 **Effect of Dissolution.** Upon dissolution, the Company shall cease to carry on its business, except as permitted by the Act Upon dissolution, the Officers may file a statement of commencement of winding up and publish any notice required by the Act, if any

ARTICLE 13

WINDING UP, LIQUIDATION, DISTRIBUTION OF ASSETS

Sections 13.1 Accounting in Connection with Dissolution.

(a) Upon dissolution, an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations. The person selected by the s 9the "Liquidators"), shall immediately proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Liquidators shall:

i Sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Liquidators may determine to distribute any assets to the Members in kind);

ii Allocate any Net Profits or Net Losses, or item thereof, as applicable, resulting from such sales to the Members in accordance with Article 8 hereof;

iii Discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for distributions, and establish such reserves as may be reasonably necessary to provide for contingencies or liabilities of the Company;

iv. Distribute the remaining assets to the Members, either in cash or in kind, in accordance with the positive balance (if any) in each Member's Capital Account (as Determined after taking into account all Capital Account adjustments for the Company's calendar year during which the liquidation occurs). Any such distributions in respect to Capital Accounts shall, to the extent practicable, be made in accordance with the time requirements set fort in Treas. Reg. Section 1.704-1(b)(2)(ii)(b)(2); and

v If any assets of the Company are to be distributed in kind, the net fair market value of such assets shall be determined by the Chief Financial Officer. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members shall be adjusted pursuant to the provisions of this Agreement to reflect such deemed sale.

(c) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any capital contribution to reduce or eliminate the negative balance of such Member's Capital Account.

(d) Upon completion of the winding-up, liquidation and distribution of the assets of the Company, the company shall be deemed terminated

Section 13.2 **Return of Contribution Nonrecourse to other Members.** Upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's capital contribution If the Company property remaining after the payment of discharge of the debts and liabilities of the Company is insufficient to return the capital contribution of one or more Members, then such Member or Members shall have no recourse against any other Member.

ARTICLE 14
MISCELLANEOUS PROVISIONS

Section 14.1 **Application of Georgia Law.** This Agreement and the application of interpretation hereof, shall be governed exclusively by its term and by the Act as amended from time to time (or any corresponding provisions of succeeding law).

Section 14.2 **No Action for Partition.** No Member has any right to maintain any action for partition with respect to the property of the Company.

Section 14.3 **Headings, Exhibits and Interpretation.** The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof. All exhibits and schedules referred to in this Agreement and attached hereto are incorporated herein by this reference The words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole, as the same may from time to time be amended, modified or supplemented, and not to any particular section, subsection or clause contains in this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter.

Section 14.4 **Waivers.** The failure of any party to seek redress fro violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation

Section 14.5 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, or ordinance or otherwise. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

Section 14.6 **Successors and Assigns**. The terms of this Agreement shall be binding upon and insure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective legal representatives, successors and assigns.

Section 14.7 **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or, except as provided in Article 4, by any person not a party hereto.

Section 14.8 **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 14.9 **Execution of Additional Instruments**. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 14.10 **Amendments**. Except as expressly provided herein, any amendment to this Agreement must be made in writing and approved by the unanimous consent of the Members.

Section 14.11 **Conflicts with the Act**. If any particular provision herein is construed to be in conflict with the provisions of the Act, the provisions of this Agreement shall control to the fullest extent permitted by applicable law. Any provision found to be invalid or unenforceable shall not affect of invalidate the other provisions hereof, and this Agreement shall be construed in all respects as if such conflicting provision were omitted.

Section 14.12 **No Membership intended for Non-tax Purposes**. The Members has formed the Company under the Act, and expressly disavow any intention to form a membership under the membership act or laws of any state. The Members do not intend to be members one to another or members as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a member or that the Company is a membership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

Section 14.13 Mediation and Arbitration. The Members agree that, except as otherwise provided in this Agreement, any dispute arising out of this Agreement or the Company business shall first be resolved by mediation, if possible. The Members are aware that mediation is a voluntary process, and pledge to cooperate fully and fairly with the mediator in any attempt to reach a mutually satisfactory compromise to a dispute. If any Member to a dispute feels it cannot be resolved by the Members themselves, after mediation has been attempted, he or she shall so notify the other Members, and the mediator, in writing. Mediation shall commence within 30 days of this notice of request for mediation. Any decision reached by mediation shall be reduced to writing, signed by all Members, and be binding on them. The costs of mediation shall be shared equally by all Members to the dispute. If the Members cannot resolve the dispute by mediation, the dispute shall be arbitrated by a competent court of law according this agreement.

Section 14.14 Time. Time is of the Essence of this Agreement and to any payments, allocations and distributions provided for under this Agreement.

Section 14.15 Entire Agreement. This Agreement and the certificates and other documents delivered pursuant to this Agreement contain the entire agreement among the parties with respect to the matters described herein, and supersedes all prior agreements, written or oral, with respect thereto.

Section 14.16 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given when delivered personally to the recipient, or one day after sent to the recipient by reputable overnight express courier services (charges prepaid) and addressed to the intended recipient at such party's address as set forth on the signature page to this Agreement, or at such other address as the other party may hereafter designate by notice.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on this first page of this Agreement.

MEMBERS:



Ronald John Tealer



Prashant Gautam

Exhibit 2.1

Form of Promissory Note



ORIEL
CAPITAL PARTNERS

PROMISSORY NOTE

No.__________

Date:______________
Atlanta, GA

This Promissory Note (the "Note") is one of a duly authorized issue of Unsecured Notes (the "Notes") of Oriel Capital Partners, LLC (the "Company"), issued under and subject in all respects to the terms of the Company's Offering Circular dated as of April 17, 2012 (the "Offering Circular") and the Investment Application prepared by Noteholder and accepted by the Company (the "Investment Application").

THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY. THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

FOR A PERIOD OF NINE MONTHS FROM THE DATE OF THE LAST SALE OF THE SECURITIES BY THE ISSUER IN CONNECTION WITH THE OFFERING WHEREBY THESE SHARES WERE PURCHASED, ALL RESALES OF THESE SECURITIES, BY ANY PERSON, SHALL BE MADE ONLY TO BONA FIDE PERMANENT RESIDENTS OF THE STATE OF GEORGIA.

1. Promise to Pay. Subject to the restrictions in Section 3 below, for value received, ORIEL CAPITAL PARTNERS, LLC hereby promises to pay to ________________________ (the Noteholder"), or registered assigns, the principal sum of $______________ (the "Principal") on ______________, the date that is ______ months from the date of this Note, unless otherwise extended pursuant to Section 2 below, together with any unpaid interest at the office of the Company, which is currently located at 6300 Powers Ferry Rd., Suite 600-264, Atlanta, GA 30339-2919, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Company agrees to pay interest on the Principal thereon at the rate of ______% per annum ("APR").

2. Quarterly Interest Payments. For Noteholders electing to receive interest payments on a calendar quarterly basis, the Company agrees to make to Noteholder interest payments on a calendar quarterly basis, with the first payment due following the completion of the first full quarter following the execution on Investor's Note.

3. Monthly Interest Payments. For Noteholders electing to receive interest payments on a monthly basis, the Company agrees to make to Noteholder interest payments on a monthly basis, prorated for any partial month. Interest shall be paid monthly on the 5th of each month, with the first payment due following the completion of three full months following issuance of Investor's Note.

4. Term. The term of this Note shall be_____ months.

5. Prepayment. The Company can call this Note for redemption and prepay at any time without penalty. Notice of redemption shall be given by mail to the holder of Note at his last address as it appears on the records of the Company at least 30 days prior to the date fixed for redemption. Once notice of redemption is mailed, the Note called for redemption becomes due and payable on the date of redemption set forth in the notice of redemption at the redemption price. On or before the redemption date, the Company shall set aside money sufficient to pay the redemption price of all Notes to be redeemed on that date. If the Company has mailed a notice of redemption to the registered holder and this Promissory Note is not presented for redemption within 60 days of the redemption date or such longer period set forth in the notice of redemption, then the Company may transfer the money distributable upon redemption to a separate bank account, for the benefit of the registered Holder whose Notes are redeemed, and thereupon this Note shall be deemed as of the date of redemption to have been redeemed and no longer outstanding.

6. Defaults and Remedies. 1.If an Event of Default (as defined below) occurs under this Note, the principal of and accrued interest on the Note may be declared by the Holder due and payable by providing Company with written notice. All amounts due under this Note shall be payable within 30 days of the date of receipt of notice by the Company. An "Event of Default" occurs if: (i) the Company fails to pay the interest or principal of any Note when the same is due, presented for payment, upon redemption or otherwise, and the failure to pay continues for a period of thirty (30) days after receipt of written notice from the Holder of the Note or (ii) the Company becomes subject to certain events of bankruptcy or insolvency. In the Event of Default, the Holder will be free to pursue all legal remedies available to enforce the terms of this Agreement.

7. No Recourse. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under this Note or for any claim based on, or in respect of such obligations or their creation. The Holder by accepting this Note waives and releases all such liability. The waiver and release are part of the consideration for the issue of this Note.

8. Entire Agreement. The undersigned understands and expressly agrees that (i) the Offering Circular, the Subscription Agreement and this Promissory Note constitute the entire agreement between the parties relative Noteholder's investment in the Notes, and (ii) there are no representations, warranties or agreements, whether express or implied or oral or written, except as set forth herein. This Agreement may be modified only in a writing executed by the parties.

THIS NOTE IS NOT A BANK DEPOSIT OR A BANK OBLIGATION AND IS NOT INSURED BY THE FDIC.

IN WITNESS WHEREOF, the Company has caused this Note to be signed, on the date first written above.

NOTEHOLDER	**ORIEL CAPITAL PARTNERS, LLC**
By:______________________	By:______________________
Name: ____________________	Name: ____________________
Title:_____________________	Title: Manager______________

Exhibit 3.1

Individual Investment Application


ORIEL
CAPITAL PARTNERS

INDIVIDUAL INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

Primary Applicant's full name

Social Security No. or EIN — Daytime Phone

Date of Birth — Work Phone

Mailing Address

City, State, Zip

Email Address

Individual investors may select only one of the following additional ownership options, if applicable. If you do not select any of these options, we will issue the Note solely to the primary applicant.

☐ ***Joint Ownership***. If you check this box, we will issue the Note to the Primary Applicant and Joint Applicant as joint tenants with the right of survivorship. Under this arrangement, the consent of either owner alone will be sufficient to redeem the Note, transfer it or take any other action requiring the consent of the Note holder.

Joint Applicant's full name

Social Security No.

Date of Birth

☐ ***Living Trust***. If you check this box, the Note will be issued to the Primary Applicant* as trustee(s) of the following trust:

Name of Trust (including date)

Trust EIN

* If the trust has more than one trustee, identify all of them on the Primary Applicant line, and select one of the following:

Fewer than all trustees MAY exercise trust powers.

Fewer than all trustees MAY NOT exercise

Section II: Note Options

Enclosed is a check in the amount of $ ______________ for investment in the following Note:

Term Note (Check a box below)

Min. Investment $5,000	TERM		
Maturity	2 Years	4 Years	6 Years
Minimum Investment Amount	$5,000	$7,500	$10,000
Interest Paid Monthly	☐ 4.135%	☐ 5.250%	☐ 6.325%
Interest Paid Quarterly	☐ 4.525%	☐ 5.765%	☐ 6.625%

How you would like interest paid on your Loan Note? (choose only one of the following options)
Added to the Note Check
EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

Primary Applicant's Signature	Date	Joint Applicant or Additional Trustee's Signature (if necessary)	Date
		Additional Trustee's Signature (if necessary)	Date

Section III: Payment on Death / Successor Custodian

Primary Beneficiary. By checking this box, you authorize Oriel Capital Partners, LLC ("OCP") to pay the principal and accrued interest on your Note to the indicated 501(c)(3) tax-exempt organization or individual beneficiary at your death. Organizations may not select this option. If you desire to designate more than one beneficiary, or to designate contingent beneficiaries in the event that the primary beneficiary predeceases you or no longer functions as a 501(c)(3) organization with a purpose consistent with your intended donation, please complete and forward to us the separate Beneficiary Designation Form included as an exhibit to the Prospectus. You may also name a successor custodian to replace the custodian upon death of the named custodian.

Name of tax-exempt organization or individual beneficiary or custodian

Address

City, State and Zip

Social Security No. Date of Birth

Relationship

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. Purchase of Note Applied for. You agree to purchase the
Note indicated in this Investment Application.

2. Terms of Note. You have received and been encouraged to read the OCP Prospectus dated July 25, 2011 and the OCP financial statements included in it. You have also had the opportunity to ask questions and receive answers about the OCP Prospectus and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. Liability of Joint Applicants. If a Note is being purchased
for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case, "you" shall refer to both applicants. The Primary Applicant and Joint Applicant shall be jointly and severally liable under this Investment Application. OCP is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Certification of Trust. If a Note is being purchased for ownership in trust, each trustee identified as a Primary Applicant must sign below. In that case, "you" shall refer to all trustees. By signing below, you certify that the trust powers may be exercised as indicated in Section I, and that the trust identified in Section I has not been revoked, modified, or amended in any manner that would cause this certification of trust to be incorrect.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Social Security Number listed under your name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

6. Beneficiaries. If you have completed Section III, you authorize OCP to pay the outstanding principal and accrued interest on your Note to the indicated beneficiary at your death. You may change or revoke any beneficiary designation in Section III at any time. But a beneficiary designation and this Investment Application shall be binding on your heirs, beneficiaries and legal representatives. In addition, you represent either (i) that you are unmarried, or (ii) that your spouse has signed either this Investment Application as an Applicant or the following Spousal Consent:

I am the spouse of the Primary Applicant or Joint Applicant identified in Section I of this Investment Application. I give to my spouse any interest I have in the funds to be invested in the Note applied for in this Investment Application. I agree to my spouse naming a beneficiary other than myself. I acknowledge that I have received a fair and reasonable disclosure of my spouse's property and financial obligations.
I shall have no claim against OCP or any beneficiary designated under this Investment Application for any payment made to the beneficiary.

____
Signature of spouse of Primary Applicant Date

____
Signature of spouse of Joint Applicant Date

Exhibit 3.2

Organization Investment Application



ORIEL
CAPITAL PARTNERS

ORGANIZATION INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

Name of Organization

Employer Identification Number   Phone Number

Mailing Address

City, State, Zip

Email Address

Section II: Note Options

Enclosed is a check in the amount of $ ____________________ for investment in the following Note:

Term Note (Check a box below)

Min. Investment $5,000	TERM		
Maturity	2 Years	4 Years	6 Years
Minimum Investment Amount	$5,000	$7,500	$10,000
Interest Paid Monthly	☐ 4.135%	☐ 5.250%	☐ 6.325%
Interest Paid Quarterly	☐ 4.525%	☐ 5.765%	☐ 6.625%

How you would like interest paid on your Loan Note? (choose only one of the following options)

Added to the Note   Check

EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

Primary Applicant's Signature   Date

Joint Applicant or Additional Trustee's Signature (if necessary)   Date

Additional Trustee's Signature (if necessary)   Date

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. Purchase of Note Applied for. You agree to purchase the Note indicated in this Investment Application.

2. Terms of Note. You have received and been encouraged to read the Oriel Capital Partners, LLC ("OCP") Offering Circular dated July 25, 2011 and the OCP financial statements included in it. You have also had the opportunity to ask questions and receive answers about the OCP Offering Circular and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. Liability of Joint Applicants. If a Note is being purchased for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case, "you" shall refer to both applicants. The Primary Applicant and Joint Applicant shall be jointly and severally liable under this Investment Application. OCP is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Authority of Organization. If the applicant is an organization, corporate entity or institution, you represent that you have been duly authorized to purchase the Certificate indicated in this Application, and that the person signing this Investment Application has been authorized to sign it on behalf of the organization, corporate entity or institution.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Employer Identification Number listed under the organization's name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

Exhibit 4.1

Marketing Materials

 ORIELCAPITALPARTNERS

4.135%

APR*

for a 2-year term

** $5,000 minimum investment*

770-696-2175

Speak to one of our fund managers,
Ron Teal or Prashant Gautam

Oriel Capital Partners, LLC
6300 Powers Ferry Rd.
Suite 600-264
Atlanta, GA 30339-2919

THE UNSECURED PROMISSORY NOTES ("NOTES") ARE BEING OFFERED ONLY IN THE STATE OF GEORGIA. NO NOTES WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE NOTES ARE NOT FDIC INSURED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS, PLEASE CONTACT ORIEL CAPITAL PARTNERS, LLC AT 770-696-2175

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE NOTES, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ORIEL CAPITAL PARTNERS, LLC AND THE TERMS OF THE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED. ORIEL CAPITAL PARTNERS, LLC HAS NO OPERATIONS AND OWNS NO PROPERTIES, THE COMPANY MAY NOT BE ABLE TO FUND SUCH INTEREST PAYMENTS. IN ADDITION INVESTORS COULD LOSE THEIR ENTIRE INVESTEMENT.

 ORIELCAPITALPARTNERS

6.325%

APR*

** $10,000 minimum investment*

770-696-2175

Speak to one of our fund managers,
Ron Teal or Prashant Gautam

Oriel Capital Partners, LLC
6300 Powers Ferry Rd.
Suite 600-264
Atlanta, GA 30339-2919

THE UNSECURED PROMISSORY NOTES ("NOTES") ARE BEING OFFERED ONLY IN THE STATE OF GEORGIA. NO NOTES WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE NOTES ARE NOT FDIC INSURED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS, PLEASE CONTACT ORIEL CAPITAL PARTNERS, LLC AT 770-696-2175.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE NOTES, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ORIEL CAPITAL PARTNERS, LLC AND THE TERMS OF THE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED. ORIEL CAPITAL PARTNERS, LLC HAS NO OPERATIONS AND OWNS NO PROPERTIES, THE COMPANY MAY NOT BE ABLE TO FUND SUCH INTEREST PAYMENTS. IN ADDITION INVESTORS COULD LOSE THEIR ENTIRE INVESTEMENT.

Exhibit 5.1

Research Materials

RED CAPITAL GROUP®

Market Overview

Atlanta, Georgia



Multifamily Housing Update | **March 2011**

EXECUTIVE SUMMARY

The Great Recession struck a particularly hard blow to the Atlanta economy, triggering a -4.6% decline in metropolitan output in 2009, nearly twice as severe as the nation's GDP decline. A sharp drop in the value of commercial and residential construction was largely responsible for the magnitude of the decline

Although the construction industry continued to languish in the ensuing months, the broader Atlanta labor market exhibited developing signs of stability after mid-year 2010. By the numbers, total payrolls fell at a 2,000-job, -0.1% year-over-year rate in 4Q10, in line with 3Q's -1,300-job loss performance, but substantially improved from 2Q10's 31,900-job, -1.4% rate of attrition. Healthier 2H10 results were largely attributable to the reviving fortunes of the manufacturing; trade; transportation and leisure services sectors: combined, the foregoing industries hired workers at an 8,300-job. 1.0% rate in 4Q10, up from annual attrition at a 15,300-job, -1.7% pace during the second quarter.

Seasonally-adjusted data, on the other hand, suggest that the Atlanta recovery hit a speed bump late in 2010, temporarily derailing the economic rebound. This series shows deteriorating trends following the spring's promising net gains, culminating in a -27,300-job net loss during the October-to-January period, including disappointing 13,500-job and 6,800-job month-to-month setbacks in December and January, respectively.

The **RED Research** econometric payroll model for Atlanta tends to discount recent weakness, **producing a promising forecast for 2011. The model projects a solid 45,200-job, 2.0% average monthly advance this year,** ranking among the better performances anticipated for the largest Sunbelt "Growth Metros." **The outlook for 2012 is even brighter as the model projects a useful 59,600-job,** 2.6% vintage for that year.

Apartment absorption cooled moderately from 3Q10's white hot net of 4,307 units: tenants net leased 2,902 units during 4Q10. Still, it was the strongest net demand recorded in a December quarter in at least 12 years and likely represented the largest 4Q net in the last 21. Reis identify only 154 units added to the metro stock (a 21-year quarterly low), allowing average occupancy to skyrocket 90 basis points sequentially and 200 bps y-o-y to 90.3%, thus topping 90% for the first time in more than two years. Occupancy in each of Atlanta's 18 submarket increased quarter-to-quarter with the exception of two of the highest (Buckhead, Roswell) and lowest (Stone Mountain, South DeKalb) average rent neighborhoods in the area.

Rents increased sequentially as well, but again the rate of growth was considerably slower than the previous quarter. Average asking and effective rents advanced $1 (0.1%) to $846 and $2 (0.3%) to $755, respectively, down from 0.5% and 0.6% gains during the prior period. Effective rents were higher in 10 of Atlanta's submarkets, led by the lower rent infill Central I-75 West (1.1%) and DeKalb South (0.9%) areas, as well as north suburban Cherokee Co. (0.9%) and Roswell / Alpharetta (0.9%).

Reis expect the market to exhibit robust demand and healthy rent growth through 2015. The service forecasts a 100 bps occupancy rate gain to 92.3% in 2011, followed by steady improvement to the 93% level at the end of the forecast period. Rents are projected to rise 3.2% this year, followed by 3.6% compound annual increases from 2012 to 2015, closely comparable to the 4.0% and 3.7% rates projected for the top 80 U.S. metro areas.

SNAP SHOT

	Y-o-y change	Projected 2011
Vacancy (9.7% - 4Q10)	▼ 2.0%	▼ 1.0%
Effective Rents ($755 -4Q10)	▲ 1.2%	▲ 3.2%
Median Cap Rate (7.8% - 4Q10)	▲ 1.0%	▼ 0.8%
Employment (2,267.1m - 4Q10)	▼ 2.0m	▲ 45.2m

KEY POINTS

- Atlanta owners enjoyed exceptional demand for the second consecutive quarter. After net leasing a record 4,307 units in 3Q10, tenants occupied a net of 2,902 units in the December quarter, which was likely a record for a fourth quarter period.
- Rent trends decelerated slightly, slowing to a 0.3% sequential pace from 0.6% during 3Q. On the other hand, the year-over-year rent comparison (1.2%) was the strongest metric posted in two years.
- The Atlanta labor market stabilized in the fall but exhibited renewed weakness during the winter months. After recording year-over-year job growth from August to November, gains evaporated in December and January when payrolls fell 9,600 (-0.4%) and 12,600 (-0.6%) jobs relative to year-earlier comparisons.
- **RCR**'s econometric model remains bullish on ATL prospects, forecasting 45,200- and 59,600-job gains in 2011 and 2012.
- Investors pursued Atlanta assets aggressively in the second half, closing 52 transactions valued at $876mm, according to Real Capital. Cap rates ranged from 4.1% - 9.0%.

VACANCY TRENDS


Apartment Vacancy Trends
Source: Reis, Inc.
Metro Vacancy Rate
ATL
U.S.A.
11.7%
9.7%
6.6%
12%
10%
8%
6%
4%
4Q 04 4Q 05 4Q 06 4Q 07 4Q 08 4Q 09 4Q 10

- Atlanta renters continued to unleash three years of pent-up demand for independent housing arrangements. After 3Q's record quarterly absorption, owners net leased the greatest number of units (2,902) in a fourth quarter period in the 12-year Reis quarterly data history, up from 756 units in the comparable year-earlier period.
- Occupancy increased 90 basis points sequentially and 200 bps year-over-year to 90.3%, the highest metric posted in more than two years.
- Six publicly-traded trusts with 21,508 total metro units recorded a 40 bps unit-weighted average sequential occupancy advance to 95.5%.
- Cherokee County posted the largest sequential occupancy gain (2.2%) and the lowest overall vacancy rate (5.8%) in the fourth quarter.

RANK: 47th out of 50, up from 48th

RENT TRENDS


Metro Rent Trends
Source: Reis, Inc.
YoY Rent Trend
Asking
Effective
1.2%
0.1%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
4Q 04 4Q 05 4Q 06 4Q 07 4Q 08 4Q 09 4Q 10

- Owners focused on consolidating 3Q's strong rent gains, implementing smaller 0.1% asking and 0.3% effective sequential quarter rent increases after the prior quarter's 0.5% and 0.6% gains.
- Effective rents increases 1.2% year-over-year to an average of $755, the fastest growth observed in two years. The metro average remained 2.3% below the series high $773 established in 3Q08, however.
- Publicly-traded trusts with 21,508 Atlanta units registered a $3.47 (0.4%) sequential quarter increase in average unit rent to $903.10.
- Rents in the popular Sandy Springs submarket fell -0.3% y-o-y and -0.4% sequentially to $822, but average occupancy rose 410 bps y-o-y.

RANK: 42nd out of 50

Reis expect rents to rise 3.2% in 2011, and at a 3.6% compound rate 2012 to 2015.

PROPERTY MARKET & CAP RATE TRENDS


Metro Multifamily Cap Rate Trend
Source: Reis, Inc.
Cap Rate
8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
2Q 08
4Q 08
2Q 09
4Q 09
2Q 10
4Q 10

- Interest in Atlanta apartment assets blossomed during the second half of 2010. Investors acquired only 10 properties in 1H10 for $214mm, according to Real Capital Analytics, but trade in assets valued at $2.5mm or more increased to 52 transactions valued at $878mm in 2H.
- RCA report that the average price per unit of FY10 transactions was $50,598 and the average initial NOI yield was 8.2%.
- An affiliate of a global integrated commercial real estate brokerage acquired two recent construction, class-A urban infill mid-rise properties in November by way of distressed note purchases. The 91% and 94% occupied properties were priced to yield about 7% at closing.
- Employing a 6.0% generic institutional quality asset purchase cap rate, RCR estimate that a generic Atlanta apartment investment would produce annual total returns averaging 9.8% over 5 years, 80 bps above the mean of the RED 50.

NOTABLE TRANSACTIONS

Property Name (Submarket)	Property Class	Date of Transaction	Total Price (in millions)	Price per unit	Estimated Cap Rate
Park District (Midtown/Atl Stat)	A (Distr Note)	03-Nov-2010	$29.0	$125,541	6.8%
Icon (Midtown / Atlantic Station)	A (Distr Note)	03-Nov-2010	$29.3	$121,036	7.0%
Greenhouse Patio (Roswell)	B-	18-Feb-2011	$10.0	$42,373	8.4%
Post Ridge (Marietta)	B	03-Dec-2010	$51.0	$117,512	5.5%


Metro Home Value Appreciation
Source: S&P Case-Shiller Index
Y-o-Y % Change
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
CSX20
Jan-08
Jun-08
Nov-08
Apr-09
Sep-09
Feb-10
Jul-10
Dec-10

DEMOGRAPHICS & HOUSING MARKET

- The median price of an Atlanta metro home sold in 4Q10 was $109,200, representing a -12.5% decrease from 2009 and a –33.5% decline from 4Q07.
- The S&P Case-Shiller index displayed a "double-dip" price decline pattern. Year-over-year price comparisons returned to parity in the spring but fell back deeply into negative territory in the fourth quarter. In December, the service's Atlanta index was down –6.2% from 2009.
- Buckhead condo and single-family home values firmed in recent months. The median price of North Buckhead homes sold December to February was $550,000, up 15.2% y-o-y, according to Trulia.com.
- Foreclosure rates remained elevated in 2010. RealtyTrac report that 4.42% of metro households were embroiled in a mortgage default last year, representing the 25th highest rate exhibited among the top 206 U.S. metropolitan areas.


Payroll Employment Growth
Source: BLS Data & RCG Research Forecast
Annual Chg (000)
100
50
0
-50
-100
-150
59.6
45.2
00 01 02 03 04 05 06 07 08 09 10 11f 12f

EMPLOYMENT TRENDS

Non-Seasonally Adjusted

- Payroll jobs declined at a 2,000-job, -0.1% rate in the fourth quarter, down slightly from 3Q's 1,300-job decline. The decline was largely attributable to slower hiring in the skilled service sectors. Financial, business, health care and education service establishments added a net of 15,500 workers in 3Q10 (year-on-year basis), but only 6,200 in 4Q.
- Weak conditions persisted in the construction sector. Total payrolls fell at a 6,500-job, -6.8% year-on-year pace in 4Q, down from a 5,200-job, -5.3% setback in 3Q. Total workers employed in the construction sector declined to 79,300 in January, the lowest aggregate recorded since June 1994.
- Manufacturing and wholesale trade concerns expanded in 4Q, hiring a net of 3,000 (1.1%) workers y-o-y; the first advance since 3Q06.
- Metro unemployment stood at 10.2% in December, up 10 bps y-o-y.
- There were 1,499 fewer employed persons in the Atlanta area in December than the year-earlier period, a substantial improvement from Decembers -24,504 year-over-year loss as well as the best annual comparison recorded since May 2008.


Year-over-year Payroll Growth Rate
Source: BLS
Rate
6%
4%
2%
0%
-2%
-4%
-6%
-8%
ATLANTA
USA
03 04 05 06 07 08 09 10 11f 12f

Seasonally-Adjusted

- Data expressed on a seasonally-adjusted basis appeared weaker than the unadjusted figures. This series showed metro headcounts falling -21,500 jobs between October 1 and December 31, while another -6,800 jobs were lost during the month of January.

Forecast

- **RCR**'s payroll forecast model foresees better tidings to come in the near future. The model indicates that metro establishments will increase payrolls by 45,200 jobs in 2011 and 59,600 jobs in 2012.


RED Estimated Generic Unlevered Asset Total Return Probabilities
ATL (RAI=3.10)
CLT (RAI=3.79)
20%
10%
0%
5.6%
7.1%
8.0%
9.3%
9.7%
10.8%
11.3%
12.3%
13.5%
14.4%
90%
70%
50%
30%
10%
Probability of Stated Return or Greater

SUBMARKET TRENDS

Submarket	Effective Rent 4Q09	Effective Rent 4Q10	Effective Rent Change	Physical Vacancy 4Q09	Physical Vacancy 4Q10	Physical Vacancy Change
Buckhead	$1,033	$1,044	1.1%	11.2%	8.2%	-300 bps
Central I-75 West	$787	$786	-0.2%	15.7%	13.1%	-260 bps
Cherokee County	$734	$761	3.6%	8.3%	5.8%	-250 bps
Clarkston / Stone Mountain	$637	$624	-2.0%	13.1%	12.3%	-80 bps
Clayton / Henry	$669	$670	0.2%	12.0%	11.2%	-80 bps
Decatur / Avondale	$730	$735	0.7%	11.8%	10.3%	-150 bps
I-20 East	$709	$719	1.4%	12.0%	11.4%	-60 bps
I-20 West	$663	$661	-0.3%	12.4%	11.9%	-50 bps
Marietta	$720	$738	2.6%	12.0%	8.6%	-340 bps
Midtown	$950	$986	3.8%	9.6%	10.2%	60 bps
North DeKalb County	$803	$817	1.7%	11.2%	10.0%	-120 bps
North Gwinnett County	$722	$735	1.8%	11.0%	8.4%	-260 bps
Roswell /Alpharetta	$789	$811	2.8%	7.6%	6.4%	-120 bps
Sandy Spring / Dunwoody	$825	$822	-0.3%	10.3%	6.2%	-410 bps
Smyrna	$700	$692	-1.1%	8.6%	7.4%	-120 bps
South DeKalb County	$570	$561	-1.5%	14.7%	19.0%	430 bps
South Fulton County	$649	$666	2.6%	17.5%	15.1%	-240 bps
South Gwinnett County	$693	$691	-0.3%	10.4%	7.0%	-340 bps
Metro	**$746**	**$755**	**1.2%**	**11.7%**	**9.7%**	**-200 bps**

SUPPLY TRENDS

- Only 154 units were completed in the Atlanta area during 4Q10, perhaps the smallest one-quarter supply total recorded in the 21-year Reis data series, and over the first ten weeks of 2011 no additions to the stock were reported. The hiatus will be short lived, however; six projects incorporating a total of 1,918 market-rate units were reported under construction in March.
- Reis project supply of 1,492 units in 2011 and 2,406 units in 2012.
- A 301-unit, four-story courtyard style mid-rise near the Old Fourth Ward in the Midtown submarket debuted in the fall 2009. By December 2010, the property was 75% occupied at rents averaging $1,275. Six properties (1,644 total units) completed in 2009 or 2010 located within 1.6 this property reported 74.2% average occupancy and average contract rents of $1,387.


Completions and Absorption
Source: Reis, Inc
Completions
Absorption
Units
12,000
10,000
8,000
6,000
4,000
2,000
0
-2,000
04
05
06
07
08
09
10
11f
12f

Daniel J. Hogan
Director of Research
djhogan@redcapitalgroup.com
614-857-1416

William T. Hinga
Business Development
wthinga@redcapitalgroup.com
614-857-1499

RED CAPITAL GROUP
Two Miranova Place
Columbus, OH 43215
www.redcapitalgroup.com
800.837.5100


RED

Exhibit 5.2

Research Materials

IBISWorld

WHERE KNOWLEDGE IS POWER

A renter's market: Unemployment will offset low homeownership to keep the industry stable

IBISWorld Industry Report 53111

Apartment Rental in the US

April 2011 Robert J. Andrews

About this Industry

Industry Definition

Operators in this industry act as lessors of buildings that are used as residences or dwellings. Industry participants include owner-lessors of residential buildings and establishments that rent real estate and then act as lessors by subleasing it to others. In addition to apartment rentals, the industry also includes single-family homes and town houses.

Main Activities

The primary activities of this industry are

- Renting or leasing residential buildings
- Renting or leasing residential dwellings
- Subleasing residential buildings or dwellings

The major products and services in this industry are

- Renting of 10- to 19-unit structures
- Renting of 20- to 49-unit structures
- Renting of 50- or more unit structures
- Renting of five- to nine-unit structures
- Renting of manufactured homes, mobile homes or trailers
- Renting of one-unit structures
- Renting of two- to four-unit structures

Similar Industries

53112 Commercial Leasing in the US
Classifies establishments that primarily act as lessors of buildings that are not used as residences or dwellings.

53113 Storage & Warehouse Leasing in the US
Classifies establishments primarily engaged in renting or leasing space for self-storage.

53119 Mobile Home Site & Other Leasing in the US
Contains establishments that primarily act as lessors of non-fixed structure real estate properties (i.e. not buildings), including manufactured home (i.e., mobile home) sites and vacant lots.

53131 Property Management in the US
Classifies establishments that primarily act as managers of real estate property that is owned by others.

Additional Resources

For additional information on this industry

www.fhfa.gov
Federal Housing Finance Agency

www.federalreserve.gov
The Federal Reserve

www.census.gov
US Census Bureau

Industry at a Glance

Apartment Rental in 2011

Key Statistics Snapshot

Revenue	Annual Growth 06-11	Annual Growth 11-16
$110.4bn	0.9%	4.3%
Profit	**Wages**	**Businesses**
$38.9bn	$14.7bn	412,375

Market Share

Equity Residential 1.9%

Apartment Investment and Management Company 1.2%

p. 26

Revenue vs. employment growth


10
5
0
-5
-10
-15
% change
Year 03 05 07 09 11 13 15 17
Revenue
Employment

Homeownership rate


69.5
69.0
68.5
68.0
67.5
67.0
66.5
%
Year 02 04 06 08 10 12 14 16

SOURCE: WWW.IBISWORLD.COM

Key External Drivers

- Homeownership rate
- Yield on 10-year Treasury bond
- National unemployment rate
- Rental vacancy rates
- Population

p. 4

Products and services segmentation (2011)


4.3%
Renting of manufactured homes, mobile homes or trailers
9%
Renting of 50- or more unit structures
31.3%
Renting of one-unit structures
9%
Renting of 20- to 49-unit structures
12%
Renting of 10- to 19-unit structures
13.4%
Renting of five- to nine-unit structures
21%
Renting of two- to four-unit structures

SOURCE: WWW.IBISWORLD.COM

Industry Structure

Life Cycle Stage	Mature	Regulation Level	Medium
Revenue Volatility	Medium	Technology Change	Low
Capital Intensity	High	Barriers to Entry	Low
Industry Assistance	Low	Industry Globalization	Low
Concentration Level	Low	Competition Level	High

FOR ADDITIONAL STATISTICS AND TIME SERIES SEE THE APPENDIX ON PAGE 37

Industry Performance

Executive Summary | Key External Drivers | Current Performance
Industry Outlook | Life Cycle Stage

Executive Summary

Rental income drives the US Apartment Rental industry, so revenue generally fluctuates in line with rental rates and occupancy levels. In the five years to 2011, industry revenue is expected to increase at an average annual rate of 0.9% to $110.4 billion, driven by strong growth that occurred prior to the subprime mortgage crisis. From 2005 to 2007, industry revenue increased at an average annual rate of 4.4% to $110.8 billion as homeownership rates fell from a peak of 69.2% in 2005 to 68.1% in 2007. In addition to increased demand, industry operators also benefited from the real estate bubble itself, with their property holdings dramatically increasing in value.

The industry's prerecession growth trend reversed as the housing bubble burst

In 2007, however, the industry's growth trend reversed as the bubble burst. During this period, subprime borrowers began defaulting on loans at unprecedented rates. As defaults escalated and property values dropped, banks and other lenders were required to write down assets. The rise in write-downs soon spread to the secondary market for debt, sparking a credit crisis. As a result of the subprime crisis, industry revenue declined at an average annualized rate of 3.4% from 2007 to 2009. During this period, rising unemployment and an oversupply of properties marred the industry, and vacancy rates increased from 9.7% in 2007 to 10.9% in 2009. The rise in vacancies also substantially decreased asset values, forcing many industry firms to depreciate or impair assets. In 2010, this trend reversed as population growth and improvements in the labor market boosted revenue about 2.6% to $104.7 billion. In 2011, the upward trend is expected to continue, with revenue expected to rise 4.1%.

Over the five years to 2016, industry revenue is forecast to increase at an average annual rate of 4.3% to $136.2 billion. During this period, weak demand for homeownership and general economic improvement will likely drive revenue growth. Homeownership levels are expected to remain flat over the majority of the years to 2015 due to elevated unemployment and interest rates, continued tight lending standards and changes in consumer sentiment toward housing. US demographic changes, particularly regarding population trends and marital rates, will likely support homeownership trends.

Key External Drivers

Homeownership rate
The homeownership rate in the United States is the strongest indicator of industry demand. An increase in homeownership subsequently decreases the demand for rental property. This driver is expected to fall over the next year, making it a potential opportunity for industry growth.

Yield on 10-year Treasury bond
The industry relies on the capital markets to financing construction, property and business acquisitions. Higher yields increase the cost of capital for industry operators, hurting profitability. However, higher rates also tend to decrease homeownership, while lower rates make property acquisitions more affordable. As a result, higher rates are often associated with increased demand because rental units become more cost effective in comparison to purchasing property. This driver is expected to increase over the next year.

Exhibit 5.3

Research Materials

Exhibit 5.3

Research Materials

From: MULTIFAMILY EXECUTIVE April 2010 Posted on: April 21, 2010

Slow Transformation

After a significant drop-off in renovation production, most operators see future growth.

By: Les Shaver

Related Articles



To be an apartment renovator in 2009, you didn't need a snappy design or product sensibility or even construction expertise. Instead, you needed to be Carnac the Magnificent.

Why need a dose of magic? Because to confidently do a rehab last year, you needed to be able to project the return on investment you expected to achieve. And as apartment owners know, 2009 was not the year to be projecting rent increases. In fact, rents fell 4.7 percent nationally from the fourth quarter of 2008 to the fourth quarter of 2009, according to CBRE Econometric Advisors, part of Los Angeles-based commercial real estate services firm CB Richard Ellis. So not surprisingly, nearly every company that participated in Multifamily Executive's first Apartment Renovation Index (ARI) survey reported declines in the number of units renovated from 2008 to 2009.

"With the inability to have any pricing power, we saw less demand for the upgraded units," says Keith Knight, vice president of capital improvements and national accounts for Rochester, N.Y.-based Home Properties, a REIT that completed 2,128 rehabs in 2010. "We think the market was much more price-sensitive, due to the economy and unemployment rates."

Apartment owners' difficulties getting rent boosts out of rehabs forced them to cut back on the number of units renovated and scale back on their overall renovation packages. Most of these owners also don't expect to pick up the pace dramatically in early 2010 as credit continues to remain tight and unemployment holds down rents. Despite the dire outlook today, renovation executives believe they will eventually find rehabs to be a worthwhile area to sink their cash.

Place Your Bets

Respondents to the Apartment Renovation Index survey report that some in-unit and property-wide upgrades have a greater impact on pushing rents than others. Here's a look at their rankings (in order from greatest to least impact).

UNIT UPGRADES

1. Kitchen
2. Bath
3. Appliances
4. Paint
5. Flooring
6. Lighting
7. Larger Closets
8. Energy-Efficient Windows
9. Programmable Thermostat
10. Cable/Utilities/Internet

PROPERTY-WIDE RENOVATIONS

1. Pool/Clubhouse
2. Fitness Center
3. Landscape

Steep Drop

No one seems to boast a bigger footprint in the apartment rehab sector than Denver-based AIMCO, which has about 60 people who work on its rehab teams. From 2005 to 2009, the REIT invested $1 billion in conventional rehab work, turning 170 properties comprised of about 70,000 units. Those numbers plummeted in 2009 to an investment of $56 million across 33 properties. And 2010? AIMCO only has four active projects planned to the tune of $7 million.

4. Paint
5. Leasing Center
6. Business Center
7. Lobby/Front Desk
8. Flooring
9. Lighting/Fixtures
10. Parking Lot/Garage

"Rehab has gone from 60 to zero," says Dan Haefner, executive director of multifamily management for Raleigh, N.C.-based Drucker & Falk, echoing sentiments heard throughout the industry. "There are very, very few places where you can get rent growth. As a result of that, there's no reason to do the rehab."

Need more examples? Take Memphis-based Mid-America Apartment Communities, which plans to renovate about 2,000 units this year (it renovated roughly the same number in 2009), in hopes of achieving $70 to $80 per month in rent increases. But it's finding a lot more success in the $30 to $40 range. Last year, the REIT renovated 2,000 units at 55 properties in its portfolio after turning 3,700 units in 2008. "If you do the math, there are a lot of properties that started out of the box that we shut down," says David Nischwitz, senior vice president and director of property redevelopment at Mid-America.

And that frustrates Nischwitz. He liked some of the renovations he had in the pipeline. A lot. For example, he'd like to upgrade the flooring, appliances, lighting, countertops, and plumbing at one of his properties (the Sanctuary at Oglethorpe) but hasn't started yet. That's because Mid-America tried a similar renovation at another unnamed property in Atlanta and was unable to achieve the desired rent increases. "The renovation where the real rent pop happens hasn't presented itself," he says.

At least Nischwitz isn't alone. In the past two-and-a-half to three years, Houston-based REIT Camden Property Trust renovated 11 properties, about 4,000 units, throughout the United States; last year, it only turned two properties. Meanwhile, Highlands Ranch, Colo.-based REIT UDR, which renovated between 200 and 300 units every month from 2004 to 2008, completed a total of 363 unit renovations in all of 2009. In 2010, UDR expects their renovation pace to decline further, to between 100 and 200 units for the full year. "The premium we needed to get was $100 to $150 per month," says Jerry Davis, UDR's senior vice president of operations. "Residents weren't willing to pay that."

And he's right. According to the ARI results, most companies doing renovations have had to forego expectations—of both their pipelines and the returns that can be achieved. For example, as Mid-America's renovations fell 50 percent from its peak, rental price points fell 30 percent. "Not only were we doing fewer units, but we were investing less per unit," Nischwitz says.

Change on a Dime

As the economy evolves, so too does the approach owners take to their renovations.

Unlike developers who have to commit to a full project from ground-up, renovators can go little by little. If rents aren't upgraded or units aren't taking, they can stop almost immediately. David Nischwitz, senior vice president and director of property redevelopment at Memphis-based Mid-America Apartment Communities, works with the REIT's director of pricing, Chris Lynn, a vice president, to see what units are moving.

"If a renovation comes up as a problem child, it gets to my desk pretty quick," Nischwitz says. "We'll make moves to discount those units if we need to."

And last year, that happened a lot. "In 2009, we saw more requests than we had ever seen for discounting the renovated product that we had out there on the market," Nischwitz says. "If we see a property where we have to go in and have that conversation more than once a quarter, I'm talking about shutting that project down. That's what we've done in the last year."

Nischwitz isn't alone. At Home Properties, a REIT based in Rochester, N.Y., the property managers stay in constant communication with Keith Knight, vice president of capital improvements and national accounts, about the progress of upgrades at their properties. And you don't have to be a REIT to keep tabs on what's happening in your portfolio. "We're doing weekly pricing on everything, whether it's an upgrade or not," says Joe Mullen, president of Philadelphia-based Madison Apartment Group, the multifamily operating arm of Philadelphia-based BPG Properties. "You have to maneuver quickly to be able to pull back, stop, or start a program."

Even if upgrades stop, apartment owners will continue to offer them under special circumstances or when a unit just must be fixed. For instance, Mid-America has done renovations for residents who renew

Dan Haefner, executive director of multifamily management for Raleigh, N.C.-based Drucker & Falk, has done this as well. "That's a cheap way to keep

Less is More

somebody," he says. "It can be used as a retention program. What does it cost to turn a unit? Vacancy lost time plus $500 [with cleaning and painting]. If you drop in a countertop and get $45 more per rent, you increase the asset's life, eliminate a $500 loss, and create $60 more in income."

Even in good times, a "typical" apartment renovation doesn't really exist. That's even more true in the current economy.

UDR has a repositioning package to move a Class B property in a Class A market (with only one such project under way as of press time). Its strategy includes kitchen and bath upgrades—the firm has a separate kitchen and bath value-add program that replaces cabinets and countertops and costs about $10,000 to $11,000 per unit—as well as structural changes such as moving walls inside a unit; exterior upgrades; and/or revamped amenities. "We may change the architectural dimensions and the roof line may change," Davis says.

For Philadelphia-based Madison Apartment Group, the multifamily operating arm of Philadelphia-based BPG Properties, renovation staples may include kitchen cabinets, countertops, wood flooring, and plumbing and lighting fixtures. Home Properties may do a complete kitchen, bath, and millwork package or in some cases a 'kitchen only' package, if the bathroom is still in good shape

And for Camden, there's no cookie-cutter renovation at all. "We don't have a standard," says Mike Archer, the company's national facilities director. "We don't have an A-, B-, or C-type upgrade. We evaluate each one separately."

Without a standard with which to adhere, it's easier for renovators to adjust on the fly. In times where rents are squeezed, they can adjust their renovation investment downward and still choose to touch-up a unit. "If you look at a kitchen, bath, and second bath, we always try to do the kitchen first," says Knight of Home Properties. "Maybe that gets a $30 or $40 premium in a market. If the market will bear it, we'll do the millwork, baseboards, doors, trim, and bathrooms as well."

But in Home Properties' markets, it can do even less than that. The firm will do a doors and hardware package only. "If we can get $10 a month per unit by upgrading fixtures, we'll do that because they're generating a 10 percent return for us," Knight says.

Mid-America has also had success scaling back its renovation packages. For instance, it renovated the flooring in more than 100 units at its Lighthouse at Fleming Island apartment community in Jacksonville, Fla., for a rent increase of around $20 per unit. "It's not a big number in investment, but it was a huge success," Nischwitz says. "That $20 improvement was well-received. People were grabbing up the units."

Camden can make upgrades to its light fixtures, plumbing fixtures, ceiling fans, window blinds, and add new paint for a rent increase of $40 to $60 per month in some markets. It will also put in washers and dryers when possible, which can score an extra $35 to $50 per month.

While apartment firms can tweak a faucet or fixture fairly easily, cabinets are a different story. "The costs of cabinets are the biggest percentage of cost in a renovation," Camden's Archer says. "You can replace ceiling fans and carpets and vinyl very easily compared to cabinets."

Some companies have found a cost effective way to make the cabinets look new without really pulling them—a lifesaver when rents are falling or remaining flat. "We can update a cabinet face and make the cabinetry look brand new for $450 to $550 per unit," Nischwitz of Mid-America says. "It's a very good product. It's been proven to take the wear-and-tear."

If the cabinet frames are in good shape, Camden, too, will re-face or replace drawers and doors. That helps them last another 10 or 15 years. But there's a caveat. "You have to be careful with that - you're saving cabinets that will be very out of date in five to 10 years," Archer says.

Customer preferences also influence a renovator's course of action during a downturn. For instance, Drucker & Falk will e-mail existing residents and offer upgrades such as a new accent wall for $5 more in rent per month. Home Properties does something similar. "If a customer says that they'd like to have their unit renovated, we'll do that," Knight says. "It brings another $75 to $100 per month. We get them into a unit temporarily, do the renovation, and move them back."

Forward March

The drop in renovations over the past few years has had one major impact on the fate of future renovations—it has left a lot of units out there, frozen in time, that apartment owners can touch-up when rents start moving.

"If I still have 100 units left in a property that I started three years ago," says Madison Apartment Group's president Joe Mullen, "then I may only do 30 units in 2010 because the market is not there. Obviously, I will extend this value-add program another year or two."

The downturn has also given renovators time to think about what their next moves will be. UDR is currently conducting feasibility studies about the possibility of adding more repositioning projects to its pipeline. So is Camden. "We're looking to see what we want to do in a down time to prepare for the uptick in the market," Archer says. "We're scouting throughout the country to find opportunities. We're trying to identify properties to do in the second and third quarters of this year and into next year."

Right now, Archer says Camden's investment decisions will take a quarter or two to finalize, but he thinks the nadir of the rehab downturn will be in the second half of last year and first three quarters of 2010.

AIMCO, which sees rehabs as a place to invest when existing apartment prices get crazy, doesn't just expect to turn the spigot back on either. Dan Matula, senior vice president of development for the REIT, doubts the company will ever redevelop like it did between 2005 and 2009. Instead, he could see the pipeline go back up to $75 million to $125 million a year. "We continue to have a deep pipeline," Matula says. "We continue to evaluate which opportunities make sense. But for us to do development, it has to be more attractive than other investment opportunities."

Still, there are some other external factors that could start up the redevelopment engine. Competition often plays a role for Haefner. As Class A properties have cut their rents to compete with lower-grade assets, those Class B assets may need to renovate to compete. "We have some stuff that's being impacted by higher-quality assets," he says. "As the markets have softened, the rents have compressed, too. What used to not be as close of a competition before will be a closer competition today. That forces you to do some rehab, too."

Repositionings could also be a more palatable way for a company to get upgraded product than to go through the development process—during which financing is very difficult to come by. And then, those people who do buy properties, some of which may have been ill-maintained because of cash flow problems, may want to fix them up.

"Fast forward to 2010, where people clearly have capital, and the market has picked up on the acquisitions side," Madison Apartment Group's Mullen says. "I think people will go after solid B properties in A locations and then try to perform that value-add scenario."

That's why a company like Home Properties, whose bread-and-butter is buying older properties in great locations and perking them up, sees great potential in the next few years. "We think there is a good pipeline of rehabable apartments coming down the road," Knight says. "I know our acquisition guys are looking forward to this year."

Greatest Hits

IN A YEAR WHERE RENOVATIONS WERE CUT BACK OR SCALED DOWN, A HANDFUL OF PROJECTS GENERATED BIG RENT INCREASES. HERE'S A LOOK AT FOUR SUCH PROJECTS.

Avalon Burbank


Credit

Owner: AvalonBay Communities
Location: Los Angeles
Units renovated: 294
Dollars invested per unit: $28,000
Rent increase per unit: $250
Unit upgrades: Countertops, appliances including washers/dryers, cabinets, fixtures, floors, paints, lighting
Property-wide renovations: Lobby/front desk, leasing center, fitness center, pool/clubhouse, landscaping, paints

Camden Valley Park


Credit

Owner: Camden Property Trust
Location: Irving, Texas
Units renovated: 271
Dollars invested per unit: $10,600
Rent increase per unit: $100
Unit upgrades: Countertops, appliances, cabinets, fixtures, floors, paints (two-tone paint colors with accent walls), lighting, new tub tile surrounds with a decorative tile inlay
Property-wide renovations: Exterior paint, landscaping, fitness center, clubhouse

Home Properties of Bryn Mawr


Credit

Owner: Home Properties
Location: Bryn Mawr, Pa
Units renovated: 42
Dollars invested per unit: $15,500
Rent increase per unit: $165
Unit upgrades: Countertops, appliances, cabinets, fixtures, floors, paints, lighting, closets, windows, HVAC, utility/cable /internet, millwork
Property-wide renovations: Leasing center, landscaping, lighting, flooring, parking/garage

Pine @ Sixth


Credit

Owner: UDR
Location: Long Beach, Calif
Units renovated: 158
Dollars invested per unit: $46,600
Rent increase per unit: $664
Unit upgrades: Countertops, appliances, cabinets, fixtures, floors, paints, lighting, windows, HVAC, utility/cable/internet
Property-wide renovations: Leasing center, pool/clubhouse, fitness center, exterior façade




On-Site

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COMMENTS (1 TOTAL)

Posted by: EcoBottomLine | Time: 11:08 AM Tuesday, July 20, 2010

In this economy, many people are trying to cut expenses, even if it means they have more outdated living spaces, so I can see why the renovation market hasn't come back yet. While our general restoration and upgrade work is flat or down since 2008, our energy upgrade work is exploding. Our clients, especially those without submetering, do not have to rely on increased rents to pay for the upgrades. Tax incentives, energy and water bill savings are generating an average ROI of 37% for energy upgrades in non-submetered properties. Those with gas and electrical but not water submetering are seeing about a 14% ROI and modest increases in rent due to lower tenant energy costs.

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Exhibit 6.1

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	Property	Status	Contact	
	**427 Oliver Street NW** Fulton County Atlanta, GA 30314-3253 Multi-Family	**For Sale**	**Chris Smith** (800) 563-6164 The Commercial Real Estate Specialists (800) 563-6164	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**1012 Harbins Road** **Harbin Springs Apartments** Gwinnett County Norcross, GA 30093-4351 Multi-Family	**For Sale** $4,300,000 - -	**Bo Brown** (770) 594-1915 **Barden R Brown** (770) 594-1915 **Chandler Brown** (770) 594-1915 Brown Realty Advisors Inc (770) 594-1915	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**443 Dargan Place SW** Fulton County Atlanta, GA 30310-5453 Multi-Family	**For Sale**	**Greta Sanders** (404) 419-9400 x411 Kim King Associates, Inc. (404) 419-9400	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**3852 McElroy Road** **Foxwood** DeKalb County Doraville, GA 30340 Multi-Family	**For Sale** $2,800,000 - -	**Bo Brown** (770) 594-1915 **Chandler Brown** (770) 594-1915 **Taylor Brown** (770) 594-1915 Brown Realty Advisors Inc (770) 594-1915	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**2566 Whites Mill Road** **Laurel Mill** DeKalb County Decatur, GA 30034-1133 Multi-Family	**For Sale** $1,900,000 - -	**Bo Brown** (770) 594-1915 **Barden R Brown** (770) 594-1915 **Taylor Brown** (770) 594-1915 Brown Realty Advisors Inc (770) 594-1915	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**5100 Highpoint Road** **Premier Club Apts.** Fulton County Union City, GA 30291-1111 Multi-Family	**For Sale**	**Bo Brown** (770) 594-1915 **Barden R Brown** (770) 594-1915 **Judy MacManus** (770) 594-1915 x14 Brown Realty Advisors Inc (770) 594-1915	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**51 Ridge Row Drive** **Ivy Mill Apartments** Bartow County Cartersville, GA 30120 Multi-Family	**For Sale** $1,490,000 - -	**Phil Delaney** (770) 582-2891 United Realty Advisors, LLC (770) 582-2872	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**166 Mt. Tabor Road** Newton County Covington, GA 30014 Multi-Family	**For Sale** $2,100,000 - -	**Denny Dobbs** (404) 281-5730 Ewing Investments (770) 972-7086	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**287 Rope Mill Road** Cherokee County Woodstock, GA 30188 Multi-Family	**For Sale**	**David W Hacker** (678) 905-6188 Vision Commercial Advisors Inc (678) 905-6188	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***
	**204 Jackson Street** **Winthrop Apartments** Coweta County Newnan, GA 30263 Multi-Family	**For Sale** $1,675,000 - -	**Frank H Barron** (770) 253-6990 Lindsey's Realtors Inc. (770) 253-6990	***GET MORE INFORMATION*** ***INQUIRE ABOUT PROPERTY***



854 Sheppard Road
Mountain Springs
DeKalb County
Stone Mountain GA 30083-3657

Multi-Family

For Sale
$2,450,000
-
-

Bo Brown (770) 594-1915
Chandler Brown (770) 594-1915
Taylor Brown (770) 594-1915
Brown Realty Advisors Inc
(770) 594-1915

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5500 Jonesboro Road
Clayton County
Lake City, GA 30260

Multi-Family

For Sale

Ryan Goldstein (770) 393-2006 x1
Aaron Karasik (770) 393-2006 x2
RG Real Estate
(770) 393-2006

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2233 Peachtree Road
The Astoria at the Aramore
Fulton County
Atlanta, GA 30309

Multi-Family

For Sale
16 for sale condos
800-3,159 SF Condos

Jeffrey B Pollock (404) 865-3877
Pollock Commercial, Inc.
(404) 964-7060

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2328 Campbellton Road
The Preserve at Bent Creek
Fulton County
Atlanta, GA 30311

Multi-Family

For Sale
$3,000,000
-
-

Bo Brown (770) 594-1915
Chandler Brown (770) 594-1915
Taylor Brown (770) 594-1915
Brown Realty Advisors Inc
(770) 594-1915

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4098 S Cobb Drive
The Arbors
Cobb County
Smyrna, GA 30080

Multi-Family

For Sale

Chris Spain (404) 853-5234
Nate Swenson (404) 853-5246
Brandon Whitesell (404) 853-5200
Cushman & Wakefield of Georgia, Inc.
(404) 875-1000

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1930 Flat Shoals Road SE
Shoals Crossings
DeKalb County
Atlanta, GA 30316-2854

Multi-Family

For Sale

Chris Spain (404) 853-5234
Nate Swenson (404) 853-5246
Cushman & Wakefield of Georgia, Inc.
(404) 875-1000

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INQUIRE ABOUT PROPERTY



1470 Boggs Road
Meridian Pointe
Gwinnett County
Duluth, GA 30096-5891

Multi-Family

For Sale

Chris Spain (404) 853-5234
Nate Swenson (404) 853-5246
Cushman & Wakefield of Georgia, Inc.
(404) 875-1000

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3727 Peachtree Road NE
Peachtree Manor
Fulton County
Atlanta, GA 30319

Multi-Family

For Sale
$1,500,000
-
-

Bruce Davis (404) 442-2817
Travis Peck (404) 442-2810
Lee & Associates Commercial R E Svcs-Atlanta, LLC
(404) 442-2810

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4050 Morgan Road
Hidden Lake Apartments
Fulton County
Union City, GA 30291

Multi-Family

For Sale

Chris Spain (404) 853-5234
Nate Swenson (404) 853-5246
Cushman & Wakefield of Georgia, Inc.
(404) 875-1000

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3681 N Decatur Road
The Pavillion Homes at Decatur
DeKalb County
Decatur, GA 30032-1018

Multi-Family

For Sale
$2,700,000
-
-

Tyler Averitt (404) 442-5600 x3
Joshua Goldfarb (404) 442-5604
Southeast Apartment Partners
(404) 442-5600

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Auction starts 7/23: Multi-family Property
Atlanta, GA
**PROPERTY TOURS WILL BE AVAILABLE ON JULY 5th 12th 18th and 19th. PLEASE CONTACT BROKER FOR...

Price Not Disclosed
399 Units
Garden/Low-Rise


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Auction starts 7/23: Non-Perf Note sec'd by Multi-
Evans, GA
Auction.com Commercial presents the opportunity to acquire the non-performing first mortgage loan...

Price Not Disclosed
64,800 SF Bldg
54 Units
Garden/Low-Rise

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20-Acre Multi-Family Parcel, Savannah, GA
Savannah, GA
20-Acre multi-family parcel located at the entrance to Bradley Point on Highway 17 - 1/2 mile from...

$2,500,000
20 AC
Garden/Low-Rise


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Harmony Hill
Dallas, GA
Harmony Hill is a 58 unit apartment complex located at 13 Peaceful Path in Dallas, GA. The property

$1,682,000
46,412 SF Bldg
58 Units
8.44% Cap Rate
Garden/Low-Rise


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5300 Lofts
Chamblee, GA
Amazing 24 unit bulk sales opportunity! 5300 Lofts offers unique Studio, 1, 2 and 3 bedroom floor...

$2,791,000
24,595 SF Bldg
24 Units
Mid/High-Rise


18 Photos

River Ridge Apartments
Augusta, GA
This 104 unit apartment complex consists of all 2BR 2BA units, it was originally designed for...

$2,250,000
114,400 SF Bldg
104 Units
9.98% Cap Rate
Garden/Low-Rise


WESTWOOD
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Westwood
Warner Robins, GA
Value-Add Investment: Westwood is a recently foreclosed, valueadd investment opportunity with...

Price Not Disclosed
48,654 SF Bldg
55 Units
Garden/Low-Rise


3 Photos

Tanglewood
Warner Robins, GA
Value-Add Investment: Tanglewood is a recently foreclosed, valueadd investment opportunity with...

Price Not Disclosed
71,116 SF Bldg
159 Units
Garden/Low-Rise



Mall of GA - I85 and Buford Drive
Buford, GA
Multi-Family land opportunity for Garden / Mid Rise and or Assisted Living Uses.

$4,000,000
10 AC
Garden/Low-Rise



Woodcreek Apartments
Macon, GA
100 unit apartment complex built in 1973. Property is situated on 8.866 acre site in

$2,250,000
76,280 SF Bldg
100 Units

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Macon, Bibb...

12.80% Cap Rate
Garden/Low-Rise



Riviera Court Apartments
Macon, GA
18-2BR/1BA townhouses, 8-3BR/1BA flats, 14-3BR/1.5 BA townhouses on 4.66 acres

$1,350,000
55,376 SF Bldg
40 Units
10.20% Cap Rate
Garden/Low-Rise



Wesleyan Gardens Apartments
Macon, GA
60 unit garden apartment property built in 1966. The property is situated on 3.05 acre site in...

$1,350,000
55,400 SF Bldg
60 Units
10% Cap Rate
Garden/Low-Rise


6 Photos

Historic Mixed-Use Building - Apartments & Offices
Gainesville, GA
The Jackson Building is listed on the National Registry of Historic Buildings. The steel frame...

$1,650,000
22,848 SF Bldg
26 Units
Mid/High-Rise


6 Photos

Chappell Forrest Apartments - 216 Units
Atlanta, GA
A fantastic 216 unit multi-family project on 7 acres in a developing neighborhood in sought after...

$1,500,000
200,000 SF Bldg
216 Units
12% Cap Rate
Garden/Low-Rise



Southland Heights Apartments
Americus, GA
Well maintained and occupied apartment community built in 1973. Property consists of one efficiency

Price Not Disclosed
83,482 SF Bldg
89 Units
7.75% Cap Rate
Garden/Low-Rise


9 Photos

Multi-Family Facility, 15,700 SF Hinesville, GA
Hinesville, GA
Built in 1999, this multi-family property originally served as an assisted-living facility and was...

$1,800,000
15,700 SF Bldg
28 Units
Garden/Low-Rise


3 Photos

Sunnyside
Tifton, GA
Sunnyside is a stabilizing property with positive performance trends and tremendous upside...

$2,475,000
42,624 SF Bldg
72 Units
Garden/Low-Rise


2 Photos

Morrow College Apartments
Morrow, GA
The complex features gable roofs, a pool, and laundry room. All units are totally electric with...

$2,880,000
76,800 SF Bldg
88 Units
Mid/High-Rise


5 Photos

Owner Financing on Joseph E Boone
Atlanta, GA
Fairway Courts was built in 1960 and renovated in 2008. This complex offers three types of...

$1,150,000
37,600 SF Bldg
64 Units
10.81% Cap Rate
Garden/Low-Rise


10 Photos

Lions Pride Multi Family with Retail Space
Sautee Nacoochee, GA
This property is currently being run as both a nightly and monthly rental complex. All units are...

$1,750,000
21,035 SF Bldg
28 Rooms
Garden/Low-Rise

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Nearby REO/Bank Owned Properties
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REO

5303 Skidaway Road
Savannah, GA

1,512 SF Bldg
Built 1947
Garden/Low-Rise

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207 W 39th Street

1,687 SF Bldg
Built 1920

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Sold Jun 2012 for $3,000,000 - $3,500,000
Atlanta, GA
$15,000 - $20,000/Unit

Garden/Low-Rise
150,000 SF Bldg
172 Units
Built 1965


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Sold Jun 2012 for

Garden/Low-Rise
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Exhibit 6.3

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Atlanta, Georgia Commercial Real Estate Listings

Atlanta commercial real estate listings are in line with this city's status as a strong interior gateway with traditionally good growth and a low cost of doing business. Recent overbuilding across the city has led institutional commercial real estate investors to adopt a wait and see attitude. A temperate climate and world-class airport, along with right to work legislation, make for a solid foundation for the labor market. This labor market is a strong positive indicator for the long-term growth of the Atlanta commercial real estate listing market. With young adults relocating into the city districts from the suburbs, the trend of cheap condos and apartments should help to curb the fall of Atlanta's office and multifamily housing investments.

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$695,000

Multi-family - 20 Individual Addresses Atlanta, Georgia
Portfolio Of 20 Homes In Metro Atlanta | Proforma Cash On Cash Return: 15.5%



$385,000
2,400 Sq Ft

Industrial - 2127 Liddell Drive Atlanta, Georgia
Trendy Intown Flex/Office Studio | Approximately 2,400 Sq Ft



$360,000
10 acres

Land - 5620 Grande River Road Atlanta, Georgia
Lender Owned | Clayton County | 33 Lots For Sale

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$8,300,000
141,000 Sq Ft
14703 acres

Land - 70 John Wesley Dobbs Atlanta, Georgia
Student Housing | Multifamily | Hotel Adaptive Reuse Development (+/- 1.47 Acres | +/- 141K SF Bldg)



$1,200,000
19.98 acres

Land - Browntown Road and James Jackson Parkway Atlanta, Georgia
Bank Owned - Residential Community Platted For 130 Lots - Village At Scott's Crossing



$750,000
43.8 acres

Land - Buffington Rd & Flat Shoals Rd Atlanta, Georgia
Bank Owned - Short Sale: Residential Site Near Atlanta Airport (Approximately 43.8 Acres)



$2,900,000
43,301 Sq Ft
26 acres

Office - 1900 Century Place Atlanta, Georgia
Lender Owned | Office Investment Opportunity Inside I-285

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$450,000
3,758 Sq Ft
33 acres

Office - 5170 Roswell Road Sandy Springs, Georgia
Freestanding Office Property | Possible Live/Work Opportunity

The information presented here is deemed to be accurate, but it has not been independently verified. We make no guarantee, warranty or representation. It is your responsibility to independently confirm accuracy and completeness.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on March 26, 20 13.

(Issuer) Oriel Capital Partners, LLC

By (Signature and Title) 

Ronald J. Tealer, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) 

Ronald J. Tealer

(Title) Chief Executive Officer, Director
(Date) March 26, 2013

(Signature) 

Prashant Gautam

(Title) Chief Financial Officer, Director
(Date) March 26, 2013